

Caracas March 10th, 2003

Rule 12g3-2 (b) File N° 82-4240



04010565

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED

MAR 15 2004

THOMSON
FINANCIAL



Attention: Special Counsel
              Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245



PROSPECTO

MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs.	45.880.188.480,oo
Capital Suscrito:	Bs.	22.940.094.240,oo
Capital Pagado:	Bs.	22.940.094.240,oo



EMISION DE PAPELES

COMERCIALES AL PORTADOR

MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo)

EMISION: 2003 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de Junio de 2.003, N° 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 904 de fecha 27 de Junio de 2003.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución N° 129-2003 del 30 de Octubre de 2003 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.




1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Máximo Autorizado:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo). La autorización tendrá vigencia de un año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de OCHO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 8.000.000.000,00) .A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.



1.5 Prórroga:

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. N° 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

1.6 Precio al Público y Colocación:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Unico y en los avisos de prensa correspondientes.

1.8 Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Unico por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.



1.9 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Unico o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.12 Calificadoras de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones


sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

1.13 Representante Común de los Tenedores de Papeles Comerciales:

La Asamblea Ordinaria de Accionistas en su reunión de fecha 25 de abril de 2.003, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el 30 de Octubre de 2003, bajo el Nº 129-2003.

2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS.

2.1 Nombre, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

2.2 Datos del Registro:

. Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B(Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.



2.3 Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:
Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaíto. Caracas.

Teléfonos: (0212) 901 23 35   Fax: (0212) 901 23 17

Plantas:
División Molino I.E.E. y División F.C.R.R:
Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90   Fax: (0243) 240 10 33

División Molino Higiénico:
Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88   Fax: (0243) 272 39 02

División Bolsas, División Sacos y División Productos Escolares y de Oficina:
Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01   Fax: (0243) 234.58.56

2.4 Objeto Social:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la 'fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.



2.5. Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.



En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción AlpesForm, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A.



(MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los



requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.



Para el año 2203 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.6 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Venepal:

	Año 2002	Año 2001
TISSUE	37,30%	38,30%
ENVASES – EMBALAJES	75,15%	51,80%
IMPRIMIR – ESCRIBIR	85,58%	47,30%

FUENTE: Datos Information Resources y Cálculos Propios.

2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares   (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil



Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución N° 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución N° 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución N° 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.


2.8 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Fecha	N°	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 - A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 - A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 - A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 - A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 - A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 - A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 - A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 - A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 - A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 - A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 - A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 - A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,00 por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.



2.9 Principales Accionistas.

A continuación se presenta la composición accionaria actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	Participación
Natscumco	20,49%
Claridge, LTD	15,25%
C. V. V. Caja Venezolana de Valores (*)	6,87%
Milanasa, Corp.	7,38%
Three-D International Marketing, Inc	9,31%
Inversiones 85735, LTD	6,31%
Brown Brothers Harriman & Co.	6,10%
Fundación Carlos Delfino	4,38%
Otros (**)	23,91%
TOTAL	100,00%

(*) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.
(**) Individualmente poseen menos del 2,84%.

2.10 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2.002.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.


CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira.

CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

ALICIA M. PAPARONI M. – Director Principal

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

NELSON ISAMIT - Director Principal

Ingeniero Industrial, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energía, C.A.

ELENA DELFINO P.- Director Principal

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

ALFREDO GOMEZ RUIZ - Director Principal

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director



de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

Directores Suplentes:

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).



ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI M - Director Suplente

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

RICARDO VEGAS RODRIGUEZ - Director Suplente

Licenciado en Comunicación Social. Director de Inmuebles y Valores 231107, S.A., Director Suplente de Corporación Industrial de Energía C.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.



CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía.

FERNANDO MICALE - Director Suplente

Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

ARMANDO MARTINEZ M - Director Suplente

Ingeniero Civil, Master en Ingeniería Industrial, Gerente General de Soltuca.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.



EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

2.11 Comisarios:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
· ISABEL QUINTERO	C. P. C. Nº 15.197

2.12 Auditores Externos:

DELOITTE & TOUCHE



2.13 Compañías Filiales y Afiliadas

Nombre de la Empresa: VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución: 04 de Junio de 1.996
Ubicación: Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado: TT$ 50.000,oo
Participación: 100%
Actividad: Conversión y comercialización de Papel Higiénico.

Nombre de la Empresa: SIMCO RECYCLING CORPORATION.
Fecha de Constitución: 31 de Julio de 1.981
Fecha de Adquisición: 17 de Mayo de 1.996
Ubicación: Miami, Florida
Capital Suscrito y Pagado: US$ 5.000,oo
Participación: 50%
Actividad: Recolección y procesamiento de Fibra Secundaria.

Nombre de la Empresa: JC PAPELERAS.
Fecha de Constitución: 14 de Febrero de 1.995
Fecha de Adquisición: 23 de Enero de 1.997
Ubicación: La Oficina Principal se encuentra en Caracas, Dtto. Federal
Capital Suscrito: Bs. 2.137.500.000,oo
Capital Pagado: Bs. 2.137.500.000,oo
Participación: 57%
Actividad: Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general.

Nombre de la Empresa: MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución: 14 de Agosto de 1.998
Ubicación: San José, Costa Rica.
Capital Suscrito y Pagado: US$ 3.547.268,00
Participación: 50,00%
Actividad: Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.



3.1. **Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2002, 2001 y 2000.**



Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolivar Norte
Urb. La Alegria
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2002, 2001 y 2000, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales al 31 de diciembre de 2002, 2001 y 2000, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.


Como se indica en la Nota 22 a los estados financieros, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender temporalmente el comercio de divisas en el país a partir del 21 de enero de 2003, según lo publicado en las Gacetas Oficiales No. 37.614 y 37.618. A partir de esta fecha, dichas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los convenios cambiarios números 1, 2 y 3, en los cuales se dicta el Régimen para la Administración de Divisas y se establece el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A la fecha de este dictamen, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros al 31 de diciembre de 2002 y sobre las operaciones futuras de la Compañía, que pudieran derivarse de estas medidas.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 27 a 30 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2002, 2001 y 2000, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS

Henry M.Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Venezuela, 12 de febrero de 2003, excepto por lo indicado en el párrafo quinto y la nota 22 a los Estados Financieros de fecha de 31 de Agosto de 2003.



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2002, 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	2002	2001	2000
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo (Notas 1, 18 y 19)	12.922.285	11.772.004	5.004.030
Inversiones temporales (Notas 1, 3 y 18)	-	-	7.266.088
	12.922.285	11.772.004	12.270.118
Efectos y cuentas por cobrar - neto (Notas 4, 18 y 19)	45.777.149	42.222.662	50.245.617
Anticipos a proveedores (Nota 18)	2.596.014	1.920.989	1.111.009
Inventarios - neto (Notas 1 y 5)	41.885.742	31.908.690	44.767.738
Gastos pagados por anticipado	515.177	292.747	367.769
Otros activos circulantes - neto (Notas 1, 6 y 9)	9.916.112	21.193.914	60.128.784
Total activo circulante	113.612.479	109.311.006	168.891.035
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	6.658.447	5.153.012	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.386.111	5.955.350	7.997.550
PROPIEDADES, PLANTA Y EQUIPOS - Neto (Notas 1, 8 y 11)	354.409.133	294.610.345	330.215.089
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 10)	1.274.772	1.313.415	1.423.269
TOTAL	480.340.942	416.343.128	508.526.943
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios (Nota 18)	8.200.000	613.659	5.604.110
Porción circulante de préstamos a largo plazo (Notas 12 y 18)	6.125.000	9.401.218	12.175.426
Porción circulante de obligaciones emitidas en circulación (Nota 13)	2.000.000	6.155.056	7.366.586
Documentos por pagar (Notas 18 y 21)	6.465.401	3.756.495	14.587.928
Cuentas por pagar (Notas 14 y 18)	50.978.109	30.716.176	38.640.783
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 11)	-	-	14.733.172
Gastos acumulados por pagar (Nota 18)	5.824.525	4.735.949	4.518.437
Impuestos por pagar (Notas 1 y 15)	2.416.642	246.332	569.826
Total pasivo circulante	82.009.677	55.624.885	98.196.268
PRESTAMOS A LARGO PLAZO (Notas 12 y 18)	1.500.000	11.028.662	29.722.710
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 13)	2.644.100	-	6.911.036
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	6.215.223	6.316.984	5.300.437
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629	331.746	234.180
Total pasivo	92.414.629	73.302.277	140.364.631
INTERESES MINORITARIOS	1.066.594	979.902	961.828
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 17)	386.859.719	342.060.949	367.200.484
TOTAL	480.340.942	416.343.128	508.526.943

Ver notas a los estados financieros consolidados



Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002	2001	2000
VENTAS NETAS (Nota 20)	207.872.590	204.028.014	214.234.977
COSTO DE VENTAS	144.199.877	133.293.100	153.425.727
UTILIDAD BRUTA	63.672.713	70.734.914	60.809.250
GASTOS DE VENTAS	25.681.374	28.306.881	29.593.544
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115	13.822.806	15.062.962
	37.889.489	42.129.687	44.656.506
UTILIDAD EN OPERACIONES	25.783.224	28.605.227	16.152.744
OTROS INGRESOS (EGRESOS):			
Pérdida en inversiones, neto	(4.353.500)	(7.092.037)	-
Realización inversiones temporales	-	(3.699.278)	-
Utilidad en venta de activos	29.945	-	57.431
Otros - neto	(4.404.003)	(3.831.497)	(4.546.161)
	(8.727.558)	(14.622.812)	(4.488.730)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:			
Intereses gastos	(8.517.927)	(8.195.052)	(15.606.446)
Intereses sobre inversiones temporales	449.481	897.347	1.201.319
Diferencias en cambio - neto	(3.124.657)	(1.711.767)	(2.154.928)
Resultado monetario del ejercicio (REME) (Notas 1 y 2)	2.194.590	4.617.082	11.710.587
	(8.998.513)	(4.392.390)	(4.849.468)
UTILIDAD ANTES DE IMPUESTOS	8.057.153	9.590.025	6.814.546
PROVISION PARA IMPUESTOS (Nota 15):			
Impuesto sobre la renta	2.865.582	3.107.378	3.467.595
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571	6.482.647	3.346.951
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(3.027.622)	(422.826)	(222.672)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949	6.059.821	3.124.279
INTERESES MINORITARIOS	(86.692)	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	2.077.257	6.041.747	3.463.231
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 15)	-	-	1.517.470
UTILIDAD NETA	2.077.257	6.041.747	4.980.701
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	0,91	2,63	2,17

Ver notas a los estados financieros consolidados



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000
REEXPRESADOS EN BOLÍVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	Capital social actualizado	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de afiliada extranjera	Utilidades retenidas			Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas		
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1999	22.940.094	68.428.780	156.925.262	242.996	26.260.823	-	29.222.655	107.884.902	411.905.512
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(78.065)	-	-	(4.306.166)	-	(4.384.231)
SALDOS INICIALES NETOS	22.940.094	68.428.780	156.925.262	164.931	26.260.823	-	24.916.489	107.884.902	407.521.281
Dividendos en efectivo							(5.524.300)	-	(5.524.300)
Utilidad neta							4.980.701	-	4.980.701
Ajuste y traspaso de reserva legal de filiales desincorporadas (Nota 17)					(17.122.894)		17.122.894	-	-
Resultado acumulado por traducción de afiliada extranjera				24.100			-	-	24.100
Resultado por tenencia de activos no monetarios							-	(39.801.298)	(39.801.298)
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	68.428.780	156.925.262	189.031	9.137.929	-	41.495.784	68.083.604	367.200.484
Traspaso a capital social actualizado	68.428.780	(68.428.780)					-	-	-
Dividendos en efectivo							(6.299.950)	-	(6.299.950)
Utilidad neta							6.041.747	-	6.041.747
Resultado acumulado por traducción de afiliada extranjera				11.032			-	-	11.032
Resultado por tenencia de activos no monetarios							-	(24.892.364)	(24.892.364)
SALDOS AL 31 DE DICIEMBRE DE 2001	91.368.874	-	156.925.262	200.063	9.137.929	-	41.237.581	43.191.240	342.060.949
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 17)			(156.925.262)			156.925.262	-	-	-
Dividendos en efectivo							(23.141.352)	-	(23.141.352)
Utilidad neta							2.077.257	-	2.077.257
Resultado acumulado por traducción de afiliada extranjera				(108.097)			-	-	(108.097)
Resultado por tenencia de activos no monetarios							-	65.970.962	65.970.962
SALDOS AL 31 DE DICIEMBRE DE 2002	91.368.874			91.966	9.137.929	156.925.262	20.173.486	109.162.202	386.859.719

Ver notas a los estados financieros consolidados



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE
2002
(Expresados en Miles de Bolívares)

	2002	2001	2000
ACTIVIDADES OPERACIONALES:			
Utilidad neta	2.077.257	6.041.747	4.980.701
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto	86.692	18.074	(338.952)
Participación en resultados de filial y afiliada	3.027.622	422.826	222.672
Utilidad en venta de activos	(29.945)	-	(57.431)
Retiros y consumo de equipos y partes industriales	1.335.869	1.690.073	1.267.251
Provisión para inversiones	5.375.104	10.791.315	2.062.414
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	1.244.052	544.054	544.054
Diferencial cambiario de documentos por pagar	1.337.698	-	-
Ganancia monetaria	(2.194.590)	(4.617.082)	(11.710.587)
Depreciación	12.235.858	18.430.420	20.706.567
Amortización de cargos diferidos	34.143	99.146	62.865
Provisión para prestaciones sociales	-	-	-
Cambios en activos y pasivos operacionales (Nota 2)	6.323.016	(7.647.088)	(8.809.147)
Provisión para prestaciones sociales, neto	1.582.717	1.682.540	921.201
Efectivo neto provisto por las actividades operacionales	32.435.493	27.456.025	9.851.608
ACTIVIDADES DE INVERSION:			
Disminución en dividendos por cobrar	-	-	172.889
Compra de propiedades, planta y equipo	(3.400.263)	(2.798.294)	(4.173.743)
Venta de propiedades y equipos	29.945	-	271.141
Ventas de activos netos proyecto forestal	-	23.500.596	-
Aumento en inversiones - neto	-	-	(375.340)
Disminución en cargos diferidos y otros activos	-	24.533	-
Efectivo neto (usado) provisto por las actividades de inversión	(3.370.318)	20.726.835	(4.105.053)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento (disminución) en pagarés y sobregiros bancarios	8.416.074	(4.614.183)	2.878.070
Disminución en préstamos a largo plazo	(10.060.703)	(17.798.353)	(10.889.712)
Disminución en obligaciones emitidas en circulación	(1.225.302)	(6.915.611)	(1.035.256)
Aumento (disminución) en documentos por pagar	2.724.177	(9.735.207)	3.273.736
Dividendos en efectivo	(23.141.352)	(6.299.950)	(5.524.300)
Efectivo neto usado por las actividades de financiamiento	(23.287.106)	(45.363.304)	(11.297.462)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	(4.627.788)	(3.317.670)	731.119
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	1.150.281	(498.114)	(4.819.788)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	11.772.004	12.270.118	17.089.906
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	12.922.285	11.772.004	12.270.118

Ver notas a los estados financieros consolidados



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 y 2000
(EXPRESADAS EN BOLIVARES CONSTANTES)

1.   POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a.   *Operaciones* – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b.   *Presentación de estados financieros* – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y para el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (veáse notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.



Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2002, 2001 y 2000 se presenten en valores inferiores de Bs. 711 millones, Bs. 12.094 millones y Bs. 1.045 millones, respectivamente, y el gasto de depreciación de los años 2002 y 2001, se presentan en valores inferiores en Bs. 6.301 millones y Bs. 2.556 millones, respectivamente, y el gasto de depreciación del año 2000, se presenta aumentado en Bs. 140 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última · requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho



efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2002, este efecto asciende a Bs. 364 millones, aproximadamente.

c.   *Consolidación* – Los estados financieros consolidados al 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Al 31 de diciembre de 2002, 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de una filial en proceso de desincorporación (veáse nota 6).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d.   *Estados financieros reexpresados en bolívares constantes* – La Compañía aplica el método mixto para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios



al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2001 y 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del año 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 211.817 millones (Bs. 138.810 millones en 2001 y Bs. 127.973 millones en 2000) producto de la incorporación de los valores corrientes de inventarios y propiedades, planta y equipos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 102.663 millones, Bs. 95.627 millones y Bs. 59.890 millones al 31 de diciembre de 2002, 2001 y 2000, respectivamente.

• Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresadas con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos.



Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2002	**2001**	**2000**
Al inicio del año	231,275	205,977	181,588
Al final del año	303,469	231,275	205,977
Promedio del año	268,630	219,409	167,785
Inflación del año	31,21%	12,28%	13,38%

e.   ***Efectivo y equivalentes de efectivo*** − Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f.   ***Inversiones*** − Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (véase nota 6) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

·   El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g.   ***Inventarios*** − Los inventarios al 31 de diciembre de 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 y 2000 están presentados a costos corrientes a esa fecha y, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de


Precios al Consumidor (IPC), excepto por la porción correspondiente a las filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.



Las propiedades y equipos al 31 de diciembre de 2001 y 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción correspondiente a las filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. *Cargos diferidos* – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. *Transacciones en moneda extranjera* – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. *Apartado para prestaciones sociales* – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. *Impuesto sobre la renta* – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. *Uso de estimaciones en la preparación de los estados financieros* – La preparación de los estados financieros de conformidad con principios de contabilidad de



aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. *Estados financieros consolidados preparados sobre la base del costo histórico* – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico, se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. *Utilidad neta por acción* – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. *Reclasificaciones* – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2000, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2002	2001	2000
Posición monetaria al inicio del año	(11.637.235)	(65.512.790)	(54.337.826)
Aumento del año	215.170.583	294.174.049	218.827.296
Disminución del año	(230.090.181)	(235.681.412)	(218.291.673)
Posición monetaria estimada del año	(26.556.833)	(7.020.153)	(53.802.203)
Menos – posición monetaria real al final del año	(28.751.423)	(11.637.235)	(65.512.790)
	2.194.590	4.617.082	11.710.587



Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
(Aumento) disminución:			
Efectos y cuentas por cobrar	(14.221.397)	(630.543)	(5.821.113)
Anticipos a proveedores	(1.271.727)	(993.499)	1.176.862
Inventarios	(12.389.611)	(2.604.725)	(17.710.823)
Gastos pagados por anticipado	(279.872)	6.328	86.558
Aumento (disminución):			
Cuentas por pagar	29.807.995	(3.710.271)	3.179.100
Gastos acumulados por pagar	2.868.005	705.164	496.594
Impuestos por pagar	2.170.310	(335.715)	(18.217)
Otros pasivos y créditos diferidos	(360.687)	(83.827)	37.882
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	-	9.764.010
	6.323.016	(7.467.088)	(8.809.147)

El desglose del resultado monetario del ejercicio utilizado por actividad para los años terminados al 31 de diciembre, es como sigue (en miles de bolívares):

	2002	2001	2000
Operacionales	1.614.345	(2.618.775)	6.713.066
De inversión	(4.500)	2.433	1.003.547
De financiamiento	5.212.533	10.551.094	3.262.855
De efectivo	(4.627.788)	(3.317.670)	731.119
	2.194.590	4.617.082	11.710.587

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2002	2001	2000
Intereses	7.671.315	7.648.311	16.020.552
Impuestos	2.755.332	1.340.272	1.796.382



3.   INVERSIONES TEMPORALES

Al 31 de diciembre de 2000, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

4.   EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
Comerciales	42.544.440	39.131.980	42.870.669
Compañías relacionadas (Nota 16)	365.090	128.434	8.804.321
Empleados	2.516.617	2.573.775	2.146.044
Deudores diversos	1.297.862	1.010.815	969.051
	46.724.009	42.845.004	54.790.085
Menos – apartado para cuentas de cobro dudoso	946.860	622.342	4.544.468
	45.777.149	42.222.662	50.245.617

5.   INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
Productos terminados	19.217.178	14.870.000	16.632.182
Productos en proceso	93.168	373.215	121.154
Materias primas	9.879.555	7.474.438	11.637.428
Repuestos	6.464.668	7.529.671	10.349.401
Inventario en tránsito	6.609.499	2.465.668	6.027.573
	42.264.068	32.712.992	44.767.738
Menos – provisión para obsolescencia	378.326	804.302	-
	41.885.742	31.908.690	44.767.738



Durante los años terminados el 31 de diciembre de 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

6.   OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
Activos netos de filiales en proceso de desincorporación:			
Inmuebles 310350, C.A.	27.612.437	33.515.135	15.783.017
Corporación Forestal Imataca, C.A. y Filiales	-	-	13.932.974
Corporación Forestal Guayamure, C.A.	-	-	13.229.670
	27.612.437	33.515.135	42.945.661
Otras inversiones registradas al costo:			
J.C. Papeleras, C.A.	-	-	4.497.436
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	-	-	5.254.404
Corporación Forestal Orinoco, C.A.	-	-	1.438.722
Fibras Secundarias, S.A.	-	-	150.798
Otras	178.563	178.563	1.369.616
	178.563	178.563	12.709.976
Menos – apartado para inversiones	17.874.888	12.499.784	10.260.025
	9.916.112	21.193.914	45.395.612
Otros activos:			
Depósitos a plazo fijo	-	-	14.733.172
	9.916.112	21.193.914	60.128.784

(A)   Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por Bs. 12.251 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y Bs. 15.572 millones presentados a valores de



mercado, respectivamente, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs.17.822 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.209 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B)   Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones (Bs. 16.983 millones en bolívares históricos) en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones (Bs. 7.029 millones en bolívares históricos). El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones.

(C)   De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue transferida a Inmuebles 310350, C.A.

(D)   Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron transferidas a Inmuebles 310350, C.A.

· (E)   Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000 (veáse nota 11).


7. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:			
Simco Recycling Corp. Inc.	4.064.922	5.629.250	6.570.564
Otras inversiones registradas al costo:			
Inversiones Papeleras, C.A.	-	-	1.095.944
Losani, S.A.	46.026	47.837	49.679
Panamericana de Licencias, S.A.			
	76.599	79.699	82.799
Inversiones inmobiliarias	198.564	198.564	198.564
	321.189	326.100	1.426.986
	4.386.111	5.955.350	7.997.550

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2002	2001	2000
Activo circulante	1.320	1.096	2.198
Total activo	2.194	2.073	3.468
Pasivo circulante	2.339	2.024	2.087
Patrimonio (déficit)	(585)	(238)	1.136
Total pasivo y patrimonio	2.194	2.073	3.468
(Pérdida) utilidad neta	(347)	(1.374)	288

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 10.888 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.


(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valorados en Bs. 3.943 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipos. La gerencia estima que tales activos serán utilizados en la operación.

8.   PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	2002	2001	2000
Edificios	10 a 30	38.615.891	37.331.491	37.654.749
Maquinarias y equipos	7 a 20	309.634.587	294.237.116	306.439.747
Vehículos	3 a 6	2.799.827	4.136.663	5.259.606
Muebles, enseres y otros	5	16.717.571	16.889.231	19.597.643
		367.767.876	352.594.501	368.951.745
Menos – depreciación acumulada		28.329.483	72.127.902	55.110.801
		339.438.393	280.466.599	313.840.944
Terrenos		10.525.459	11.109.254	9.473.724
Equipos y partes industriales		-	-	3.013.625
Construcciones en proceso		4.445.281	3.034.492	3.886.796
		354.409.133	294.610.345	330.215.089

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2002, 2001 y 2000, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fechas agosto de 2002 y septiembre de 1998 (años 2001 y 2000), respectivamente. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 69.792 millones.



Durante los años terminados el 31 de diciembre de 2002, 2001 y 2000, los gastos de reparación y mantenimiento de propiedades, planta y equipos ascendieron a Bs. 14.939 millones, Bs. 13.823 millones y Bs. 11.151 millones, respectivamente.

Al 31 de diciembre de 2002, 2001 y 2000, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 684 millones, Bs. 822 millones y Bs. 964 millones, respectivamente, neto de amortización acumulada. Durante 2002, 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 216.436 millones (a valores actualizados de avalúo).

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 543 millones.

9. COSTOS DE PROYECTOS FORESTALES

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo con la Declaración de Principios de Contabilidad N° 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para el año terminado el 31 de diciembre de 2000, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 14.918 millones y Bs. 9.845 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.


10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior, los cuales ascienden a Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 218.9 millones, Bs. 212.7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 12.012 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

12. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2002, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

a. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004	7.625.000
Menos – porción circulante	6.125.000
	1.500.000

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28,75% y 74,51% para el año 2002; 15,63% y 30% para el año 2001 y 14,31% y 26% para el año 2000. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001 y 7,75% y 10,45% para el año 2000.



El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 se discrimina de la siguiente forma: Bs. 6.125 millones en 2003 y Bs. 1.500 millones en 2004.

Al 31 de diciembre de 2002, la Compañía mantiene préstamos de bancos locales por Bs. 5.000 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

− Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.

− No exceder de US$ 60 millones de deuda financiera neta.

− Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.

− Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.

− En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

− La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.

− Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud.

13.   EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2002, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente	2.644.100
b. Papeles comerciales, con vencimiento el 21 de enero de 2003, con rendimiento del 29,50% anual	2.000.000
	4.644.100
Menos − porción circulante	2.000.000
	2.644.100


Durante los años terminados el 31 de diciembre de 2002 y 2000, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 137 millones y Bs. 823 millones, respectivamente.

14. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2002	2001	2000
Comerciales	43.634.357	26.430.115	31.345.826
Compañías relacionadas (Nota 16)	5.442.099	2.678.687	2.751.171
Otras	1.901.653	1.607.374	4.543.786
	50.978.109	30.716.176	38.640.783

15. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2002	2001	2000
Impuesto sobre la renta del año – estimado	3.090.927	3.943.753	8.225.247
Impuesto a compensar con traslado de pérdidas fiscales de años anteriores	-	-	1.517.470
Menos – rebaja por inversiones en propiedades, planta y equipos y créditos trasladables de impuesto a los activos empresariales	(225.345)	(836.375)	(6.275.122)
	2.865.582	3.107.378	3.467.595



Para los años terminados el 31 de diciembre de 2002, 2001 y 2000, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.517 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.



Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar *según* esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2002, 2001 y 2000, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2002	2001	2000
Ventas de inventarios	265.000	2.815.000	3.153.105
Compras de inventarios	11.307.000	8.213.000	15.581.822
Cargos por consumo de energía eléctrica	12.754.000	7.223.000	8.219.330

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2002	2001	2000
Cuentas por cobrar a corto plazo			
J.C. Papeleras, C.A.	151.455	75.781	2.453.633
Corporación Industrial de Energía, C.A.	212.595	21.035	11.658
Agroindustrial Mandioca, C.A.	-	20.425	-
Turboven Cagua Company Inc.	-	5.590	899.136
Turbogeneradores de Venezuela, C.A.	-	4.240	4.525
Agropecuaria Mandioca, C.A.	1.040	1.363	1.532
Corporación Forestal Imataca, C.A.	-	-	4.130.965
Papeles Nacionales Flamingo, C.A.	-	-	721.915
Aserradero Venwood, C.A.	-	-	334.785
Comercializadora Acatami, C.A.	-	-	155.856
Corporación Forestal Guayamure, C.A.	-	-	90.316
	365.090	128.434	8.804.321



	2002	2001	2000
Cuentas por pagar a corto plazo			
Losani, S.A.	420.983	991.151	596.626
Turbogeneradores Maracay, C.A.	3.232.627	629.295	1.218.808
Turboven Maracay Company	124.308	568.672	-
Seinforca, C.A.	394.100	244.221	193.908
Simco Recycling Corp. Inc.	406.526	151.238	499.605
Inmuebles 310350, C.A.	854.738	94.110	-
Turboven Cagua Company Inc.	4.688	-	-
Agroindustrial Mandioca, C.A.	4.129	-	242.224
	5.442.099	2.678.687	2.751.171

17.   PATRIMONIO

Capital social

El capital social nominal de la Compañía es de Bs. 22.940.094.240, correspondientes a 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital (resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.



Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 31 de diciembre de 2002 y 2001 el patrimonio incluye Bs. 9.072 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.



Utilidades retenidas

Al 31 de diciembre de 2002 y 2001 las utilidades retenidas no distribuidas incluyen Bs. 1.995 millones y Bs. 4.355 millones de utilidades retenidas de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 5.564 millones y Bs. 18.187 millones al 31 de diciembre de 2002, y Bs. 12.773 millones y Bs. 37.079 millones, al 31 de diciembre de 2001, respectivamente. Al 31 de diciembre de 2002 y 2001 la utilidad neta incluye Bs. 2.845 millones y Bs. 2.700 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Según disposición emitida por la Comisión Nacional de Valores, con fecha 9 de junio de 2000, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias los estados financieros ajustados por inflación.

18.   ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2002, 2001 y 2000, registrados en bolívares a la tasa de cambio de Bs. 1.403,00, Bs. 758,00 y Bs. 700,00 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

(En miles de US$)	2002	2001	2000
Activo:			
Efectivo e inversiones temporales	7.502	5.671	17.079
Cuentas por cobrar comerciales	11.180	9.139	11.464
Cuentas por cobrar compañías relacionadas	157	34	1.668
Anticipos a proveedores y deudores diversos	988	2.384	638
	19.827	17.228	30.849
Pasivo:			
Pagarés y sobregiros bancarios	-	1	4.009
Documentos por pagar	4.608	3.777	14.145
Cuentas por pagar comerciales	23.250	18.626	20.490
Cuentas por pagar compañías relacionadas	590	1.149	1.063
Gastos acumulados por pagar y otras	1.937	591	1.722
Préstamos a largo plazo	-	1.684	8.399
	30.385	25.828	49.828



19.   CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2002, 2001 y 2000 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

20.   INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2002, 2001 y 2000 representan aproximadamente el 18%, 13% y 14,7% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

21.   COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

• Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

Al 31 de diciembre de 2002, la Compañía mantiene créditos cedidos a instituciones financieras por Bs. 2.509 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.


En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2002, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 457,5 millones.

Contingencias

Las autoridades fiscales y laborales han determinado ciertos reparos y reclamos en contra de la Compañía, los cuales ascienden a Bs. 3.332 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes


méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

22.   EVENTOS POSTERIORES

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Obligaciones emitidas en circulación

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

Situación política, económica y social

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

Medidas económicas

Control de cambios – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.



Con fecha 5 y 7 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1, 2 y 3, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

–   El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.

–   Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

–   Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. Este Decreto fue posteriormente reformado parcialmente mediante el Decreto 2.330 de fecha 6 de marzo de 2003. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta el 31 de agosto de 2003, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de



divisas. La Compañía ha efectuado todos los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá de la aprobación de todos los registros solicitados ante las instituciones respectivas, y de la disponibilidad de divisas que se establecerá en la aplicación de las normativas antes indicada.

Control de precios – Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.



3.2 Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2003.



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	Al 30 de junio 2003	Al 31 de diciembre 2002	Al 31 de diciembre 2001	Al 31 de diciembre 2000
ACTIVO				
ACTIVO CIRCULANTE:				
Efectivo (Notas 1, 17 y 18)	24.386.005	14.906.459	10.973.213	6.344.595
Inversiones temporales (Notas 1, 3 y 17)	-	-	-	16.289.572
	24.386.005	14.906.459	10.973.213	22.634.167
Efectos y cuentas por cobrar - neto (Notas 4, 17 y 18)	50.079.543	53.464.245	51.771.448	58.380.672
Anticipos a proveedores (Nota 17)	2.666.474	2.994.623	2.215.951	1.281.601
Inventarios - neto (Notas 1 y 5)	34.489.113	47.646.350	36.309.791	51.243.011
Gastos pagados por anticipado	1.789.730	577.312	330.823	412.243
Otros activos circulantes - neto (Notas 1 y 6)	8.125.884	11.438.697	24.448.167	69.361.353
Total activo circulante	121.536.749	131.027.686	126.049.393	203.313.047
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5)	5.970.946	7.680.829	5.944.239	-
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7)	4.993.929	5.103.771	6.864.031	9.144.155
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 10)	383.278.968	408.560.466	339.559.176	372.116.817
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 9)	1.304.489	1.274.795	1.316.320	1.430.818
TOTAL	517.085.081	553.647.547	479.733.159	586.004.837
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios (Nota 17)	8.095.000	9.459.082	707.885	6.464.602
Porción circulante de préstamos a largo plazo (Notas 11 y 17)	2.250.000	7.065.473	10.844.743	14.044.921
Porción circulante de obligaciones emitidas en circulación (Nota 12)	5.000.000	2.307.093	7.100.144	8.497.700
Documentos por pagar (Notas 17 y 20)	-	7.458.141	4.333.292	16.827.855
Cuentas por pagar (Notas 13 y 17)	56.226.337	58.693.070	35.293.035	44.408.126
Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 10)	-	-	-	16.995.400
Gastos acumulados por pagar (Nota 17)	5.482.368	6.689.328	5.435.564	5.176.397
Impuestos por pagar (Notas 1 y 14)	3.027.582	2.601.035	186.137	603.046
Total pasivo circulante	80.081.287	94.273.222	63.900.800	113.018.047
PRESTAMOS A LARGO PLAZO (Notas 11 y 17)	2.250.000	1.730.320	12.722.075	34.286.531
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 12)	2.657.100	3.050.093	-	7.972.202
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	3.250.000	-	-	-
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	6.570.282	7.169.549	7.286.935	6.114.301
OTROS PASIVOS Y CREDITOS DIFERIDOS	39.476	52.635	382.684	248.200
Total pasivo	94.848.145	106.275.819	84.292.494	161.639.281
INTERESES MINORITARIOS	1.492.730	1.066.594	979.902	961.828
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 16)	420.744.206	446.305.134	394.460.763	423.403.728
TOTAL	517.085.081	553.647.547	479.733.159	586.004.837



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	Al 30 de junio 2003	Al 31 de diciembre 2002	Al 31 de diciembre 2001	Al 31 de diciembre 2000
VENTAS NETAS	134.448.633	237.257.664	233.671.670	245.723.517
COSTO DE VENTAS	96.443.587	164.251.714	152.572.657	175.838.600
UTILIDAD BRUTA	38.005.046	73.005.950	81.099.013	69.884.917
GASTOS DE VENTAS	12.453.645	29.330.656	32.507.211	34.021.982
GASTOS GENERALES Y ADMINISTRATIVOS	5.104.705	13.951.198	15.900.533	17.070.142
	17.558.350	43.281.854	48.407.744	51.092.124
UTILIDAD EN OPERACIONES	20.446.696	29.724.096	32.691.269	18.792.793
OTROS INGRESOS (EGRESOS):				
Pérdida en inversiones, neto	(2.233.534)	(5.021.965)	(8.180.995)	-
Realización inversiones temporales	-	-	(4.267.290)	-
Utilidad en venta de activos	617	34.543	-	66.250
Otros - neto	(12.597.912)	(4.961.839)	(4.197.313)	(5.363.212)
	(14.830.829)	9.949.261	(16.645.598)	(5.296.962)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos	(3.313.606)	(9.825.826)	(9.452.924)	(18.000.694)
Intereses sobre inversiones temporales	248.191	519.488	1.035.132	1.262.784
Diferencias en cambio - neto	2.709.032	(3.604.437)	(1.956.950)	(2.734.672)
Ganancia monetaria (Notas 1 y 2)	2.951.870	2.531.563	5.326.019	13.508.708
	2.595.487	(10.379.212)	(5.048.723)	(5.963.874)
UTILIDAD ANTES DE IMPUESTOS	8.211.354	9.395.623	10.996.948	7.531.957
PROVISION PARA IMPUESTOS (Nota 14):				
Impuesto sobre la renta	1.411.317	3.302.494	3.539.919	3.943.323
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	6.800.037	6.093.129	7.457.029	3.588.634
PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1)	(1.189.121)	(3.459.924)	(411.165)	(271.965)
UTILIDAD ANTES DE INTERESES MINORITARIOS	5.610.916	2.633.205	7.045.864	3.316.669
INTERESES MINORITARIOS	(426.136)	(86.692)	(18.074)	338.952
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA	5.184.780	2.546.513	7.027.790	3.655.621
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 14)	-	-	-	1.750.474
UTILIDAD NETA	5.184.780	2.546.513	7.027.790	5.406.095
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	2,26	1,11	3,06	2,36



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	Al 30 de junio 2003	Al 31 de diciembre 2002	Al 31 de diciembre 2001	Al 31 de diciembre 2000
ACTIVIDADES OPERACIONALES:				
Utilidad neta	5.184.780	2.546.513	7.027.790	5.406.095
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto	426.136	86.692	18.074	(2.112.505)
Participación en resultados de afiliadas	1.189.121	3.351.827	422.197	296.065
Pérdida en inversiones, neto	2.191.213	5.021.965	1.571.772	2.379.356
Utilidad en venta de activos	(617)	(34.543)	-	(66.250)
Retiros y consumo de equipos y partes industriales	-	1.540.987	1.949.577	1.461.995
Provisión de inventarios	-	-	927.591	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	42.321	1.435.072	627.591	627.591
Ganancia monetaria	(2.951.870)	(2.531.563)	(5.326.019)	(13.508.708)
Depreciación	7.037.439	14.114.632	21.260.348	23.885.990
Amortización de cargos diferidos	(29.694)	34.143	75.560	72.518
Diferencial cambiario en documentos por pagar	907.829	1.543.097	-	-
Cambios en activos y pasivos operacionales (Nota 2)	19.024.443	6.406.337	(12.442.930)	3.947.857
Prestaciones sociales	(599.267)	1.825.740	1.941.056	1.389.609
Resultado acumulado por traducción de filial extranjera	-	-	-	-
Efectivo neto provisto por las actividades operacionales	32.421.834	35.340.899	18.052.607	23.779.613
ACTIVIDADES DE INVERSION:				
Disminución en dividendos por cobrar	-	-	-	260.800
Venta de activos netos proyecto forestal	-	-	27.109.073	-
Aumento en inversiones - neto	-	-	-	(616.474)
Disminución en cargos diferidos y otros activos	-	-	89.174	95.496
Compra de propiedades, planta y equipo	(1.420.793)	(5.676.303)	(3.227.967)	(6.295.992)
Venta de propiedades y equipos	548.625	36.436	-	409.009
Efectivo neto (usado) provisto por las actividades de inversión	(872.168)	(5.639.867)	23.970.280	(6.147.161)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento (disminución) en pagarés y sobregiros bancarios	1.328.825	10.076.410	(5.322.675)	3.317.699
Disminución en préstamos a largo plazo	(4.688.786)	(10.353.187)	(20.531.229)	(12.553.131)
Aumento en obligaciones emitidas en circulación	2.299.914	(60.857)	(7.977.480)	(1.193.393)
Aumento (disminución) en documentos por pagar	(7.458.141)	3.151.586	(11.230.014)	3.773.805
Dividendos en efectivo	(11.629.481)	(26.694.628)	(7.267.285)	(6.372.538)
Efectivo neto usado por las actividades de financiamiento	(20.147.669)	(23.880.676)	(52.328.683)	(13.027.558)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	(1.922.451)	(1.887.110)	(1.355.158)	843.380
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	9.479.546	3.933.246	(11.660.954)	5.448.274
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	14.906.459	10.973.213	22.634.167	17.185.893
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	24.386.005	14.906.459	10.973.213	22.634.167



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1S	22.940.094	82.470.177	181.041.243	280.307	30.293.083	·	32.502.917	124.450.261	473.978.082
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)		·	·	(115.376)	·	·	(3.603.984)	·	(3.719.360)
SALDOS INICIALES NETOS	22.940.094	82.470.177	181.041.243	164.931	30.293.083	·	28.898.933	124.450.261	470.258.722
Dividendos en efectivo	·	·	·	·	·	·	(6.372.538)	·	(6.372.538)
Utilidad neta	·	·	·	·	·	·	5.406.095	·	5.406.095
Ajuste y traspaso de reserva legal de filiales desincorporadas (Nota	·	·	·	·	(19.752.056)	·	19.752.056	·	·
Resultado acumulado por traducción de filial extranjera	·	·	·	24.100	·	·	·	·	24.100
Resultado por tenencia de activos no monetarios	·	·	·	·	·	·	·	(45.912.651)	(45.912.651)
SALDOS AL 31 DE DICIEMBRE	22.940.094	82.470.177	181.041.243	189.031	10.541.027	·	47.684.546	78.537.610	423.403.728
Traspaso a capital social actuali	82.470.177	(82.470.177)	·	·					·
Dividendos en efectivo	·	·	·	·	·	·	(7.267.285)	·	(7.267.285)
Utilidad neta	·	·	·	·	·	·	7.027.790	·	7.027.790
Resultado acumulado por traducción de filial extranjera	·	·	·	11.032	·	·	·	·	11.032
Resultado por tenencia de activos no monetarios	·	·	·	·	·	·	·	(28.714.502)	(28.714.502)
SALDOS AL 31 DE DICIEMBRE	105.410.271	·	181.041.243	200.063	10.541.027	·	47.445.051	49.823.108	394.460.763
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 16)	·	·	(181.041.243)	·	·	181.041.243	·	·	·
Dividendos en efectivo	·	·	·	·	·	·	(26.694.628)	·	(26.694.628)
Utilidad neta	·	·	·	·	·	·	2.346.513	·	2.346.513
Resultado acumulado por traducción de filial extranjera	·	·	·	(108.097)	·	·	·	·	(108.097)
Resultado por tenencia de activos no monetarios	·	·	·	·	·	·	·	76.100.583	76.100.583
SALDOS AL 31 DE DICIEMBRE	105.410.271	·	·	91.966	10.541.027	181.041.243	23.296.936	125.923.691	446.305.134
Dividendos en efectivo	·	·	·	·	·	·	(11.629.481)	·	(11.629.481)
Utilidad neta	·	·	·	·	·	·	5.184.780	·	5.184.780
Resultado por tenencia de activos no monetarios	·	·	·	·	·	·	·	(19.116.227)	(19.116.227)
SALDOS AL 30 DE JUNIO DE 2	105.410.271	·	·	91.966	10.541.027	181.041.243	16.852.235	106.807.464	420.744.206



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE SEIS MESES AL 30 DE JUNIO DEL AÑO 2003
EXPRESADO EN MILES DE BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003

	6 MESES FINALIZADO AL 30 JUNIO 2003	AÑO FINALIZADO 2002	AÑO FINALIZADO Al 31 DE DICIEMBRE DE 2001	AÑO FINALIZADO 2000
MANO DE OBRA DIRECTA	6.529.599	16.405.199	18.241.413	1.908.343
MATERIAL UTILIZADO				
INVENTARIOS INICIALES	33.722.598	25.168.640	32.264.590	25.058.229
MATERIA PRIMA ADQUIRIDA	49.886.780	102.114.411	64.294.418	91.774.804
INVENTARIOS FINALES	(26.464.424)	(33.722.600)	(25.168.640)	(32.264.590)
GASTOS INDIRECTOS				
MANO DE OBRA INDIRECTA	2.313.307	8.719.144	6.904.378	9.601.405
MATERIALES Y REPUESTOS	4.283.461	13.150.282	12.548.307	11.708.384
DEPRECIACION	7.614.018	12.844.315	19.346.917	21.736.251
ENERGIA Y COMBUSTIBLE	7.324.202	16.751.575	13.341.918	13.142.559
OTROS GASTOS DE FABRICACION	3.825.102	10.339.937	8.906.325	11.060.913
	25.360.090	58.805.253	61.047.845	67.249.512
TOTAL COSTO DE PRODUCCION	88.837.643	168.770.803	150.679.626	170.901.298
PRODUCTOS EN PROCESO Y TERMINADOS				
INVENTARIO INICIAL	21.604.579	17.085.390	18.978.421	23.915.723
INVENTARIO FINAL	(13.995.635)	(21.604.579)	(17.085.390)	(18.978.421)
TOTAL COSTO DE VENTAS	96.443.587	164.251.714	152.572.657	175.838.600



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS
AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000
(EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2003)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. *Operaciones* – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. *Presentación de estados financieros* – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (veáse notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.



Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2002, 2001 y 2000 se presenten en valores inferiores de Bs. 820 millones, Bs. 13.951 millones y Bs. 1.206 millones, y el gasto de depreciación de los años 2002 y 2001, se presenten en valores inferiores en Bs. 7.268 millones y Bs. 2.948 millones, respectivamente, y el gasto de depreciación del año 2001, se presente aumentado en Bs. 161,6 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando en consecuencia un incremento en los resultados en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad N° 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad N° 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por


la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; tal como se puede observar en el estado financiero respectivo.

c. **Consolidación** – Los estados financieros consolidados al 30 de junio de 2003 y 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Al 31 de diciembre de 2002, 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. **Estados financieros reexpresados en bolívares constantes** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.


La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 244.341 millones (Bs. 160.124 millones en 2001 y Bs. 147.614 millones en 2000) producto de la incorporación de los valores corrientes de inventarios propiedades, planta y equipo, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 118.427 millones, Bs. 110.310 millones y Bs. 69.086 millones al 31 de diciembre de 2002, 2001 y 2000, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000 fueron reexpresados mediante la aplicación de la variación en el Indice de Precios al Consumidor (IPC) hasta el 30 de junio de 2003, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana. Los Indices de Precios al Consumidor, al inicio, al final y promedio por el período de seis meses terminado el 30 de junio y los años terminados el 31 de diciembre, son los siguientes:

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	Al 31 de diciembre 2002	2001	2000
Al inicio del año	303,469	231,275	205,977	181,588
Al final del año	350,066	303,469	231,275	205,977
Promedio del año	334,417	268,630	219,409	167,785
Inflación del año	15,355	31,21%	12,26%	13,38%



e. **Efectivo y equivalentes de efectivo** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. **Inversiones** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (véase nota 6) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. **Inventarios** – Los inventarios al 30 de junio de 2003 y 31 de diciembre de 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 y 2000 están presentados en costos corrientes a esa fecha. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

h. **Propiedades, planta y equipos** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.



La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. •   ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Indice de Precios al Consumidor (IPC).

j.   ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados



en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. *Apartado para prestaciones sociales* – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. *Impuesto sobre la renta* – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. *Uso de estimaciones en la preparación de los estados financieros* – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. *Utilidad neta por acción* – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

o. *Reclasificaciones* – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2000, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.



2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Posición monetaria al inicio	(33.106.107)	(13.424.093)	(75.572.055)	(62.681.213)
Aumento del año	131.460.746	248.209.292	339.343.470	252.427.365
Disminución del año	(120.136.473)	(265.419.743)	(271.869.489)	(251.809.499)
Posición monetaria estimada del año	(21.781.834)	(30.634.544)	(8.098.074)	(62.063.347)
Menos – posición monetaria real al final del año	(24.733.704)	(33.166.107)	(13.424.093)	(75.572.055)
	2.951.870	2.531.563	5.326.019	13.508.708

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo para los períodos terminados el 30 de junio 2003 y el 31 de diciembre de 2002, 2001 y 2000, se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
(Aumento) disminución: Efectos y cuentas por cobrar	(5.356.036)	(17.946.177)	7.607.152	7.237.715
Anticipos a proveedores	328.149	(778.672)	(934.350)	1.357.565
Inventarios	14.867.120	(14.614.136)	(2.782.208)	(20.430.259)
Gastos pagados por anticipado	(1.212.418)	(246.489)	81.420	99.849
Aumento (disminución):				
Cuentas por pagar	9.948.497	34.870.051	(16.875.830)	3.667.240
Gastos acumulados por pagar	(311.426)	2.821.299	826.042	572.845
Impuestos por pagar	760.557	2.716.531	(268.458)	(21.014)
Otros pasivos y créditos diferidos	-	(416.070)	(96.698)	43.699
Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación	-	-	-	11.420.217
	19.024.443	6.406.337	(12.442.930)	3.947.857


El desglose del resultado monetario del ejercicio utilizado por actividad para los períodos terminados al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, es como sigue (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Operacionales	(929.953)	5.520.522	(6.663.494)	(5.291.670)
De inversión	(231.081)	(944.209)	7.306.591	4.907.373
De financiamiento	(3.713.287)	(8.994.986)	(7.324.274)	(12.281.031)
De efectivo	1.922.451	1.887.110	1.355.158	(843.380)
	(2.951.870)	(2.531.563)	(5.326.019)	(13.508.708)

Durante el período de seis meses terminado el 30 de junio y los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Intereses	3.317.220	8.849.233	8.822.696	18.480.453
Impuestos	1.769.279	3.178.408	1.546.068	2.072.213

1.   ·   INVERSIONES TEMPORALES

Al 31 de diciembre de 2000, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.



2. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Comerciales	45.205.048	49.735.165	48.206.203	49.873.325
Compañías relacionadas (Nota 15)	228.216	421.148	148.154	10.156.195
Empleados	2.512.114	2.903.035	2.968.969	2.475.562
Deudores diversos	3.396.475	1.497.144	1.166.022	1.117.845
	51.341.853	54.556.492	52.489.348	63.622.927
Menos – apartado para cuentas de cobro dudoso	1.262.310	1.092.247	717.900	5.242.255
	50.079.543	53.464.245	51.771.448	58.380.672

3. INVENTARIOS

Los inventarios se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Productos terminados	13.847.295	21.497.105	16.654.869	18.838.664
Productos en proceso	148.339	107.474	430.521	139.757
Materias primas	12.432.781	11.396.527	8.622.113	13.404.833
Repuestos	8.877.584	7.457.296	8.685.826	11.938.516
Inventario en tránsito	8.890	7.624.365	2.844.262	6.921.241
	35.314.889	48.082.767	37.237.591	51.243.011
Menos – provisión para obsolescencia	825.776	436.417	927.800	-
	34.489.113	47.646.350	36.309.791	51.243.011



Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

4. OTROS ACTIVOS CIRCULANTES

Los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Nota	%	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Activos netos de filiales en proceso de desincorporación:						
Inmuebles 310350, C.A.	(A)	100	30.663.112	31.852.232	38.661.269	16.072.334
Corporación Forestal Imataca, C.A. y Filiales	(B)	100	-	-	-	15.261.040
Corporación Forestal Guayamure, C.A.	(B)	85	-	-	-	18.206.445
			30.663.112	31.852.232	38.661.269	49.539.819

	Nota	%	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Otras inversiones registradas al costo:						
J.C. Papeleras, C.A.	(C)	50	-	-	-	5.188.002
Agroindustrial Mandioca, C.A. (en etapa preoperativa)	(D)	20	-	-	-	6.060.047
Corporación Forestal Orinoco, C.A.	(D)	33	-	-	-	1.659.633
Fibras Secundarias, S.A.	(D)	33	-	-	-	173.953
Otras			205.981	205.981	205.981	1.579.916
			205.981	205.981	205.981	14.661.551
Menos – apartado para inversiones			22.743.209	20.619.516	14.419.083	11.835.417
			8.125.884	11.438.697	24.448.167	52.365.953
Otros activos:						
Depósitos a plazo fijo	(E)		-	-	-	16.995.400
			8.125.884	11.438.697	24.448.167	69.361.353


(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por Bs. 14.132 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y Bs. 17.963 millones presentados a valores de mercado, respectivamente, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs.20.558 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.209 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales esta filial será desincorporada.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones. El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue posteriormente transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron posteriormente transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000.



5. INVERSIONES EN AFILIADAS

Las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Nota	%	Al 30 de junio 2003	2002	Al 31 de diciembre 2001	2000
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:						
Simco Recycling Corp.	(A)	50	4.644.680	4.752.065	6.507.414	7.518.400

	Nota	%	2003	2002	2001	2000
Otras inversiones registradas al costo:						
Inversiones Papeleras, C.A.	(B)	50	-	-	-	1.264.196
Losani, S.A.	(B)	40	45.104	46.026	47.837	49.679
Panamericana de Licencias, S.A.	(B)	40	75.064	76.599	79.699	82.799
Inversiones inmobiliarias			229.081	229.081	229.081	229.081
			349.249	351.706	356.617	1.625.755
			4.993.929	5.103.771	6.864.031	9.144.155

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2002	2001	2000
Activo circulante	1.320	1.096	2.198
Total activo	2.194	2.073	3.468
Pasivo circulante	2.339	2.024	2.087
Patrimonio (déficit)	(585)	(238)	1.136
Total pasivo y patrimonio	2.194	2.073	3.468
(Pérdida) utilidad neta	(347)	(1.374)	288



El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 12.560 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valorados en Bs. 4.548 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipo. La gerencia estima que tales activos serán utilizados en la operación.

6. PROPIEDADES, PLANTA Y EQUIPOS

Las propiedades, planta y equipo se componen de (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Vida útil (años)	Al 30 de junio	Al 31 de diciembre		
		2003	2002	2001	2000
Edificios	10 a 30	44.506.909	44.506.909	42.788.398	43.398.293
Maquinarias y equipos	7 a 20	339.334.124	356.956.153	339.416.221	344.751.098
Vehículos	1	3.217.141	3.217.141	4.761.873	6.066.082
Muebles, enseres y otros	5	19.282.686	19.264.613	19.466.349	22.602.237
		406.340.860	423.944.816	406.432.841	416.817.710
Menos – depreciación acumulada		39.644.044	32.557.661	83.111.843	63.506.816
		366.696.816	391.387.155	323.320.998	353.310.894
Terrenos		12.046.262	12.046.262	12.740.256	10.860.465
Equipos y partes industriales		-	-	-	3.476.357
Construcciones en proceso		4.535.890	5.127.049	3.497.922	4.469.101
		383.278.968	408.560.466	339.559.176	372.116.817



Los valores de las propiedades, planta y equipos al 31 de diciembre de 2002, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y al 31 de diciembre de 2001 y 2000 por avalúos de septiembre de 1998. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 80.508 millones.

Durante los años terminados el 31 de diciembre de 2002, 2001 y 2000, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 17.233 millones, Bs. 15.945 millones y Bs. 12.864 millones, respectivamente.

Al 31 de diciembre de 2002, 2001 y 2000, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 789 millones, Bs. 948 millones y Bs. 848 millones, respectivamente, neto de amortización acumulada. Durante 2002, 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 249.669 millones (a valores actualizados de avalúo).

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 812 millones.

7. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.304,3 millones, Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 256,6 millones, Bs. 218,9 millones, Bs. 212,7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.



8. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 13.857 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

9. PRESTAMOS A LARGO PLAZO

Al 30 de junio de 2003, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

	2003
a. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004.	4.500.000
Menos – porción circulante	2.250.000
	2.250.000

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28,75% y 74,51% para el año 2002, 15,63% y 30% para el año 2001 y 14,31% y 26% para el año 2000. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001 y 7,75% y 10,45% para el año 2000.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 ascienden a Bs. 7.065 millones en 2003 y Bs. 1.730 millones en 2004.

Al 30 de junio de 2003, la Compañía mantiene préstamos de bancos locales por Bs. 5.767 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

– Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
– No exceder de US$ 60 millones de deuda financiera neta.



– Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.

– En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.

– La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.

– Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud

10.   EMISION DE OBLIGACIONES

Al 30 de junio de 2003, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

	Al 30 de Junio 2003
a. Obligaciones quirografarias al portador, con vencimiento el octubre de 2004, con intereses a tasas variables pagaderos almente.	2.657.100
b. Papeles comerciales, con vencimiento el 12 de septiembre de 2003, con rendimiento del 16,50% anual.	5.000.000
	7.657.100
Menos – porción circulante	5.000.000
	2.657.100

Al 30 de junio de 2003 las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 222 millones. Asimismo durante los años terminados el 31 de diciembre de 2002 y 2000, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 137 millones y 950 millones, respectivamente.


11. CUENTAS POR PAGAR

Las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

		Al 30 de junio 2003	Al 31 de diciembre		
			2002	2001	2000
Comerciales		45.016.281	50.221.887	30.358.283	36.077.004
Compañías (Nota 15)	relacionadas	5.164.873	6.277.715	3.089.990	3.173.604
Otras		6.045.183	2.193.468	1.844.762	5.157.518
		56.226.337	58.693.070	35.293.035	44.408.126

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 30 de junio, se resume a continuación (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	Al 31 de diciembre		
		2002	2001	2000
Impuesto sobre la renta del año Estimado	1.411.317	3.562.440	4.504.718	9.431.472
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	-	(259.946)	(964.799)	(7.238.623)
Impuesto a compensar con traslado de pérdidas fiscales de años anteriores	-	-	-	1.750.474
	1.411.317	3.302.494	3.539.919	3.943.323


Para los períodos terminados el 30 de junio de 2003, y el 31 de diciembre de 2002, 2001 y 2000, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.750 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.



Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

La Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio	Al 31 de diciembre		
	2003	2002	2001	2000
Ventas de inventarios	83.370	305.690	3.247.234	3.637.257
Compras de inventarios	2.324.325	13.043.151	9.474.078	17.974.377
Cargos por consumo de energía eléctrica	6.567.344	14.712.333	8.332.067	9.481.390



Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

Expresado en Bs. constantes al 30 de junio de 2003

	Al 30 de junio 2003	Al 31 de diciembre 2002	Al 31 de diciembre 2001	2000
Cuentas por cobrar a corto plazo				
J.C. Papeleras, C.A.	193.370	174.710	87.417	2.830.380
Corporación Industrial de Energía, C.A.	19.413	245.238	24.265	13.448
Agroindustrial Mandioca, C.A.	-	-	23.561	-
Turboven Cagua Company Inc.	-	-	6.448	1.037.195
Turbogeneradores de Venezuela, C.A.	-	-	4.890	5.219
Agropecuaria Mandioca, C.A.	1.039	1.200	1.573	1.768
Corporación Forestal Imataca, C.A.	-	-	-	4.765.260
Papeles Nacionales Flamingo, C.A.	-	-	-	832.763
Aserradero Venwood, C.A.	-	-	-	386.190
Seinforca, C.A.	14.394	-	-	-
Comercializadora Acatami, C.A.	-	-	-	179.788
Corporación Forestal Guayamure, C.A.	-	-	-	104.184
	228.216	421.148	148.154	10.156.195
Cuentas por pagar a corto plazo				
Losani, S.A.	-	485.624	1.143.338	688.236
Turbogeneradores Maracay, C.A.	2.981.497	3.728.985	725.922	1.405.952
Turboven Maracay Company	57.904	143.395	655.989	223.683
Seinforca, C.A.	498.870	454.613	281.720	-
Simco Recycling Corp. Inc.		468.947	174.460	576.317
Inmuebles 310350, C.A.	1.264.961	985.980	108.561	-
Turboven Cagua Company Inc.	4.688	5.408	-	-
Agroindustrial Mandioca, C.A.	356.953	4.763	-	279.416
	5.164.873	6.277.715	3.089.990	3.173.604



14. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.


Al 31 de diciembre de 2002 y 2001 el patrimonio incluye Bs. 9.072 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción para un total de Bs. 11.470.047.120. Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

Utilidades retenidas

Al 31 de diciembre de 2002 y 2001 las utilidades retenidas no distribuidas incluyen Bs. 2.301 millones y Bs. 5.023 millones de utilidades retenidas de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 6.418 millones y Bs. 20.979 millones al 31 de diciembre de 2002, y Bs. 14.734 millones y Bs. 42.772 millones, al 31 de diciembre de 2001, respectivamente.



Al 31 de diciembre de 2002 y 2001 la utilidad neta incluye Bs. 3.281 millones y Bs. 3.114 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Según disposición emitida por la Comisión Nacional de Valores, con fecha 9 de junio de 2000, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias los estados financieros ajustados por inflación.

15.   ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2003, registrados en bolívares a la tasa de cambio de Bs. 1.600,00, y al 31 de diciembre de 2002, 2001 y 2000 registrados en bolívares a la tasa de cambio de Bs. 1.403,00, 758,00 y Bs. 700,00 por US$ 1,00, respectivamente.

(En miles de US$)

	Al 30 de junio 2003	Al 31 de diciembre 2002	2001	2000
Activo:				
Efectivo e inversiones temporales	10.971	7.502	5.671	17.079
Cuentas por cobrar comerciales	4.735	11.180	9.139	11.464
Cuentas por cobrar compañías relacionadas	-	157	34	1.668
Anticipos a proveedores y deudores diversos	2.348	988	2.384	638
	18.054	19.827	17.228	30.849
Pasivo:				
Pagarés y sobregiros bancarios	-	-	1	4.009
Documentos por pagar	-	4.608	3.777	14.145
Cuentas por pagar comerciales	23.802	23.250	18.626	20.490
Cuentas por pagar compañías relacionadas	-	590	1.149	1.063
Gastos acumulados por pagar y otras	619	1.937	591	1.722
Préstamos a largo plazo	-	-	1.684	8.399
	24.421	30.385	25.828	49.828



16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2003 y al 31 de diciembre de 2002, 2001 y 2000, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio 2003 y 31 de diciembre de 2002, 2001 y 2000 representan aproximadamente el 11,7%, 18%, 13% y 14,7% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 30 millones.

Al 31 de diciembre de 2002, 2001 y 2000, la Compañía mantenía créditos cedidos a instituciones financieras por Bs. 2.894 millones, 2.991 millones y 6.095 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas



por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de Junio de 2003, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 5.685,3 millones.

Contingencias

Las autoridades fiscales y laborales han determinado reparos y reclamos en contra de la Compañía, los cuales ascienden a Bs.5.379 millones, y para los cuales se han efectuado los escritos jerárquicos y contenciosos correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002, 2001 y 2000, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.



19. EVENTOS POSTERIORES

Obligaciones emitidas en circulación

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

Situación política, económica y social

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

Medidas económicas

Control de cambios – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1 y 2, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

– El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.



– Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

– Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo al presupuesto de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI. (Véase nota 17)

Hasta el 22 de julio de 2003, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía está efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera.

La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá de la aprobación de todos los registros solicitados ante las instituciones respectivas, y de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada.

Control de precios – Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.



Comisión Nacional de Valores
Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.002, 2.001, 2.000 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2003.

(En miles de US$)

	Al 30 de junio	Al 31 de diciembre		
	2003	2002	2001	2000
Activo:				
Efectivo e inversiones temporales	10.971	7.502	5.671	17.079
Cuentas por cobrar comerciales	4.735	11.180	9.139	11.464
Cuentas por cobrar compañías relacionadas	-	157	34	1.668
Anticipos a proveedores y deudores diversos	2.348	988	2.384	638
	18.054	19.827	17.228	30.849
Pasivo:				
Pagarés y sobregiros bancarios	-	-	1	4.009
Documentos por pagar	-	4.608	3.777	14.145
Cuentas por pagar comerciales	23.802	23.250	18.626	20.490
Cuentas por pagar compañías relacionadas	-	590	1.149	1.063
Gastos acumulados por pagar y otras	619	1.937	591	1.722
Préstamos a largo plazo	-	-	1.684	8.399
	24.421	30.385	25.828	49.828

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.


c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.000: Bs. 700,00 * US$
Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$
Al cierre del 31 de Diciembre de 2.002: Bs. 1.403,00 * US$
Al cierre del 30 de Junio de 2.003: Bs. 1.600,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-03 hasta el 33-06-03 y para los años 2.002, 2.001 y 2.000 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

30 de Junio 2003	31 de Diciembre 2002	31 de Diciembre 2001	31 de Diciembre 2000
Utilidad Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría	Pérdida Cambiaría
2.709.032	(3.604.437)	(1.956.950)	(2.734.672)


f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.304,3 millones, Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 256,6 millones, Bs. 218,9 millones, Bs. 212,7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y



amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001 y 2000 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/02 y el 30/06/03 y para los años 2002, 2001 y 2000 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2003 son los siguientes:

30 de Junio 2.003	31 de Diciembre 2.002	31 de Diciembre 2.001	31 de Diciembre 2.000
7.037.439	14.114.632	21.260.348	23.885.990

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.



3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante				
INDICADOR	Cierre al 30-06-03	Cierre al 31-12-02	Cierre al 31-12-01	Cierre al 31-12-00
AC / PC	1,52	1,39	1,97	1,80
Efect. / PC	0,30	0,16	0,17	0,20
PC / Pat.	0,19	0,21	0,16	0,27
PT / Pat	0,23	0,24	0,21	0,38

Leyenda: **AC:** Activo Circulante   **PC:** Pasivo Circulante

Efect.: Efectivo   **Pat.:** Patrimonio

PT: Pasivo Total



3.4 Dictámenes de las Sociedades Calificadoras de Riesgo.


:ARACTERÍSTICAS DE LA EMISIÓN

'ombre del Emisor : *Manufacturas de Papel, C.A. (Manpa) S.A.C.A.*

)escripción de los Títulos: Emisión de Papeles Comerciales al portador hasta por la cantidad de)CHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000) O SU EQUIVALENTE EN DÓLARES)E LOS ESTADOS UNIDOS DE AMÉRICA, aprobada por la Asamblea General Ordinaria de ;ccionistas celebrada el 25 de abril de 2003.

'lazo de los Títulos: Entre 15 y 360 días.

Jltimos estados financieros considerados: Estados financieros no auditados al 30 de junio de '003, expresados tanto en valores históricos como constantes.

ɔICTAMEN DE CALIFICACIÓN

Ɔefinición de la Categoría: Corresponde a aquellos instrumentos con una muy buena capacidad de)ago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Sólo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.

Ɔefinición de la Sub-Categoría: Se trata de instrumentos con un mínimo riesgo de inversión. Su ;apacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del ;alificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ȑsta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su iesgo.

ᵖeriodicidad de la revisión de la calificación durante la vigencia del título: NOVENTA (90) ƆIAS contados a partir de la fecha de autorización para realizar oferta pública por parte de la Comisión Nacional de Valores; cuando la Sociedad Calificadora de Riesgo tenga conocimiento de iechos que, por su naturaleza, sean susceptibles de alterar sustancialmente la capacidad de pago jel emisor, del capital o de los intereses; o cuando ello sea exigido por la Comisión Nacional de /alores.

ϽUSTENTO

Ʌanufacturas de Papel, C.A. (Manpa), fue fundada el 30 de marzo de 1950 con el objetivo de abricar sacos multipliegos destinados a cubrir las necesidades de C.A. Fábrica Nacional de Ɔementos. Actualmente, Manpa es una compañía papelera integrada verticalmente, orientada a la)roducción de sacos industriales multipliegos, bolsas, productos escolares y de oficina, resmas, esmillas, formas continuas y papel tissue.

Ɔurante el año 2002, la industria papelera venezolana se desenvolvió en un entorno económico e nstitucional adverso, caracterizado por una considerable reducción de la demanda agregada, ɑunado al paro general de 60 días que se inició en el mes de diciembre de 2002; de esta forma se ɑpreció un descenso importante de la producción nacional de papeles, cartulinas y cartones de ɫ26.239 a 238.109 tm, representando una caída del 44,14%; mientras que el consumo aparente Jecreció un 18,92% respecto al año anterior, destacando la mayor participación de productos mportados dentro de la oferta nacional (63,16% vs. 40,49% en el año 2001) según las cifras de Ʌsociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA). La entrada de)roductos terminados importados a la mala interpretación de ciertas exoneraciones arancelarias y el ngreso ilegal de papel importado, han sido factores que han reducido a la mitad los niveles de)roducción nacional en los últimos tres años, ocasionando que la fuerza laboral del sector haya Jisminuido en un tercio en el mismo período. En el año fiscal 2002, los volúmenes de venta Ͻonsolidados de Manpa, decrecieron en 4,20% respecto al año anterior, al pasar de 138.073 a ↕32.280 tm, producto del descenso de la demanda local por el menor ritmo de actividad económica Joméstica, reflejándose principalmente en los rubros de sacos, bolsas y productos escolares, que lue compensado parcialmente por el aumento de las exportaciones (23,60% respecto al año 2001). ᵖara el primer semestre del año 2003, el volumen de ventas alcanzó 55.392 tm, que anualizado epresenta una reducción de 16,25% con relación al año pasado, producto del menor nivel de Jemanda interna, reflejado en el descenso del PIB real en 18,50% en el período.

Ʌ Dic-02, los indicadores de liquidez de Manpa registraron un decrecimiento en términos constantes Ϲon relación al ejercicio anterior, ubicándose en un nivel inferior al promedio de la serie analizada, ɑlcanzando 1,39x la liquidez y 0,68x la liquidez ácida (1,97x y 0,92x a Dic-01, respectivamente),)roducto de la acumulación puntual de cuentas por pagar asociada al paro general que se llevó a ;abo en el mes de diciembre de 2002, incrementando la referida partida en 65,97% para totalizar Bs. Ϟ8.806 millones, que compensó el aumento real de los inventarios, asociado al crecimiento de la nercancía en tránsito, relacionado con el citado paro cívico. A Jun-03, los citados índices ȑxperimentan un incremento al situarse en 1,57x y 0,90x, respectivamente, debido principalmente a a normalización de período de pago a los proveedores y a aumento de las disponibilidades de ȑfectivo y equivalentes debido al mayor nivel de generación de caja, ubicándose estos ratios en liveles satisfactorios.

Ξn los últimos dos años, a fin de compensar el desempeño del sector papelero nacional, la gerencia ɑplicó una serie de políticas basadas en el redimensionamiento de la empresa a través de la Jesincorporación de activos no medulares, la reducción de costos y una mayor eficiencia en cuanto



Ref.:007-019

Categoría

A

Sub-Categoría

A2



EDUARDO GRASSO V.

JUAN A RODRÍGUEZ B.

HILARIO RAMÍREZ M.

Caracas, 15 de octubre de 2003.



CLASIFICADORES ASOCIADOS *S&S*, C.A.
Sociedad Calificadora de Riesgo

SUSTENTO (Continuación)

al manejo del capital de trabajo no financiero, teniendo como objetivo la reducción de la deuda financiera. De esta forma, observamos dentro del ciclo de caja, una reducción del período promedio de cobro comercial de 70 a 60 días entre Dic-01 y Jun-03, debido a la mejor gestión de cobranza. Por su parte, la velocidad de realización de los inventarios registró un mejoramiento al ubicarse en 76 días. Por su parte, el período de pago promedio a proveedores descendió a 85 días a Jun-03, debido a las menores compras de materias primas en vista de descenso de la demanda.

El nivel de endeudamiento total en valores constantes de Manpa a Dic-02 registra un comportamiento relativamente estable respecto al año anterior, al evolucionar de 0,21x a 0,24x, situándose en niveles adecuados e inferiores al promedio de la serie analizada. Este desempeño estuvo determinado principalmente por la estrategia de la empresa de cancelar los pasivos financieros básicamente a largo plazo a través de los fondos generados a través de flujo de caja operacional, contrarrestando el aumento de la deuda comercial; de esta forma, la deuda financiera neta se redujo de Bs. 17.795 millones a Dic-01 a Bs. 8.706 millones a Dic-02. Igualmente, el descenso del índice de apalancamiento fue producto de la mayor base patrimonial, la cual creció en 13,10% en el período, debido al efecto de la tenencia de activos no monetarios, para alcanzar Bs. 446.261 millones. Sin embargo, lo anterior no pudo evitar que la relación de gastos financieros a utilidad operativa registrara un incremento en el último ejercicio para alcanzar 0,31x (0,26x a Dic-01), aunado por el aumento de las tasas de interés promedio domésticas. De esta manera, la empresa pudo compensar parcialmente su exposición ante cambios en las tasas de interés. A Jun-03, a pesar de la cancelación de la acumulación puntual de pasivos con proveedores, el índice de endeudamiento patrimonial se mantuvo estable en 0,23x, ocasionado por el descenso del patrimonio (5,72% para totalizar Bs. 420.744 millones) debido al pago de dividendos en efectivo y al menor efecto por tenencia de activos no monetarios; sin embargo, producto del descenso de la deuda financiera neta a un saldo deficitario de Bs. 4.134 millones y a la reducción de las tasas de interés locales reflejo del control de cambios, la relación de gastos financieros a utilidad operativa disminuyó a 0,15x, manteniéndose en niveles considerados bajos.

El riesgo cambiario de Manpa se ha ubicado en niveles reducidos durante la serie en estudio, debido a la constante política de mantener disponibilidades de caja en dólares dada la incertidumbre del entorno macroeconómico. No obstante, a Dic-02, la relación calce de monedas a patrimonio experimentó un crecimiento respecto al ejercicio anterior (-3,32% versus -2,17%), debido al aumento no recurrente de las cuentas por pagar denominados en moneda extranjera para ubicarse en US$ 23,25 millones y a la depreciación del bolívar respecto al dólar estadounidense en 85,09% en el año 2002. A Jun-03, el mencionado indicador muestra una tendencia creciente, gracias a la mayor acumulación de efectivo denominado en dólares y el pago a los proveedores foráneos, que compensaron el decrecimiento de las cuentas por cobrar asociadas a las ventas en el exterior, debido al menor dinamismo de las exportaciones en el semestre; de esta forma, la relación de calce de moneda a patrimonio se situó en un nivel de -2,21%, considerado adecuado.

Durante los últimos años, Manpa ha operado en un entorno caracterizado por un reducido dinamismo del consumo interno y una desaceleración de la actividad industrial. Sin embargo, la rotación del activo total y del activo fijo de la empresa, se mantuvieron estables en el año 2002, afectado por la desincorporación de negocios no medulares, la reducida inversión en planta y ajustes de precios por encima del índice inflacionario. Estos incrementos de precios, sin embargo, no pudieron cubrir totalmente el aumento en los costos de producción asociado al fuerte crecimiento del tipo de cambio, lo cual fue contrarrestado parcialmente a través del proceso de control de costos, reducción de los gastos de publicidad y el descenso del costo integral de financiamiento por las mayores pérdidas cambiarias, a la reducción del resultado monetario y a las pérdidas por participación en resultados en empresas afiliadas, implicando un descenso del margen operativo y neto a 12,40% y 1,00% respectivamente, (14,02% y 2,96% en el 2001). Ello derivó en una disminución en términos constantes de los niveles de rentabilidad de los activos disponibles (ROA) y de los recursos propios (ROE), al situarse en 0,46% y 0,57% respectivamente (1,30% y 1,70% a Dic-01). A Jun-03, debido a los menores gastos administrativos y de distribución por la integración de la producción de cuadernos con el área de molinos, que incrementó el margen operativo a 15,21%, ocasionaron la mejora tanto del ROA como el ROE, totalizando 1,94% y 2,39%, respectivamente.

Históricamente, el flujo de caja operativo y la cobertura de intereses netos de Manpa han mostrado un comportamiento cíclico que implica una relativa volatilidad, obedeciendo al desempeño del mercado papelero local, a las variaciones de los precios internacionales de la pulpa, a la evolución de las tasas de interés y los deslizamientos del tipo de cambio, los cuales en su conjunto determinan el manejo del capital de trabajo no financiero. No obstante, la cobertura de intereses promedio para la serie analizada se ubica en niveles adecuados. En el ejercicio 2002, el flujo de caja operativo calculado por S&S en términos históricos, muestra un incremento de 310,16%, al totalizar Bs. 35.213 millones, producto de la menor rotación de las cuentas por pagar, mientras que la cobertura de intereses se sitúa en 6,03x, nivel superior al promedio de la serie objeto de estudio (2,64 veces veces a Dic-01), afectado por el crecimiento no recurrente del pasivo con proveedores. A Jun-03, tanto el flujo de caja operativo como la cobertura mejoran a Bs. 22.754 millones y 8,93x, respectivamente, producto de la mayor realización de inventarios y del aumento del margen neto.

De acuerdo a las proyecciones y análisis de sensibilidad realizados por Clasificadores Asociados S&S en bolívares históricos, para el ejercicio anual culminado en Dic-2003 y Dic-2004, bajo dos escenarios, enmarcados por una considerable incertidumbre económica e institucional y un reducido dinamismo del mercado papelero local. La cobertura de gastos financieros se ubicaría en un mínimo de 2,79 veces, mientras que la cobertura de capital e intereses se situaría en 1,54 veces, incluyendo el impacto de la emisión objeto de estudio. Para el período de análisis se consideró un nivel máximo de devaluación de 50%, una inflación acumulada máxima de 45% y unas tasas activas que se ubicarían en un promedio máximo de 35%.

La Junta Calificadora, tomando en cuenta el nivel adecuado de los índices de liquidez, la importante reducción y el saldo de la deuda financiera neta, la mejora del margen operativo, el incremento de las coberturas de intereses provista por el flujo de caja operativo, las adecuadas coberturas de capital e intereses proyectadas, el dinamismo del sector papelero doméstico, la relativa variabilidad histórica del flujo de caja operativo, así como un entorno económico incierto para el plazo de los títulos y su efecto en el desempeño del sector manufacturero en general, le otorga a la presente emisión la *Categoría "A", Sub-Categoría "A2"*.

✓ Esta calificación *no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía del pago del* título, ni una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

CLAVE, Sociedad Calificadora de Riesgo, C.A.
Contactos:
Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.
Hoja Resumen.
Caracas - Venezuela, septiembre de 2003.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Papeles Comerciales	2003-I	Bs. 8.000.000.000,00.	En Bolívares.	Entre 15 y 360 días

Emisión aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 25 de abril de 2003.

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	A2	25 de septiembre de 2003	Al 30/06/03 (no auditados)	En seis (6) meses.

Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".

Definición de la Subcategoría A2: ""Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".

Por la Junta Calificadora:

Otto Rivero Salvatierra	César Mendoza Osío	Sarino Russo V.

Fundamentos de la calificación:

✓ A partir del AF99, el margen operativo del Emisor se ha incrementado sostenidamente, mostrando un sólido 15,2% al cierre del primer semestre de 2003. Manpa se ha concentrado en el negocio de papel, desinvirtiendo en el sector eléctrico y forestal, y ha acometido importantes programas de reducción de costos.

✓ El Emisor ha reducido progresivamente su deuda financiera. Al 30/06/03, el efectivo y equivalentes supera el monto de la deuda; la cobertura de intereses es muy holgada (9,0 veces en el primer semestre de 2003). La baja en las tasas de interés locales seguirá favoreciendo el servicio de la deuda.

✓ En la composición del activo circulante, Manpa mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria. Dicha proporción sufrió un incremento importante en el primer semestre de 2003.

✓ En 2003, con el cierre definitivo de Venepal y las dificultades para la obtención de divisas originadas por el control de cambio, el entorno favorece al productor local. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas, que le permite afrontar cualquier retraso en el suministro de divisas.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. En 2002, el 41,0% de la producción de Manpa se vendió en bobinas, mientras que el 59,0% restante se convirtieron y vendieron como producto terminado.

Luego de crecer un 10,2% en 1999, el consumo aparente de los productos intermedios que produce el Emisor se contrajo en un 35,3% en 2000 y 3,4% en 2001. Los rubros mas afectados fueron los papeles de Impresión y Escritura y los de Envases y Envolturas. Este comportamiento refleja la tendencia a la importación creciente de productos terminados, en lugar de la conversión de bobinas por productores locales. El consumo de Higiénicos ha sido mas estable, observándose un ligero repunte en 2001

(6,4%). En 2002, el consumo aparente de papeles y cartones se contrajo 28,1% (609.964 TM en 2001 vs. 438.662 TM en 2002). Los segmentos que produce el Emisor no deben haber escapado a ésta tendencia. El consumo de productos de papel se contraerá nuevamente en 2003, esperándose una recuperación a partir del próximo ejercicio cuando la economía debe crecer entre 6% y 8%. El control de cambios implantado a inicios del presente año, y el cual se espera se prolongue por el año 2004, constituye un estímulo a la producción local, en la medida que los fabricantes reciben divisas a Bs. 1.600 por US$ para la importación de materias primas (pulpa y fibras secundarias) y se dificulta la aparición de nuevos importadores.

La sobrevaluación que experimentó el bolívar entre 1997 y 2001 estimuló las importaciones de papeles. En Impresión y Escritura las importaciones promedian 31.440 TM en dicho período, mientras que el promedio fue de 7.404 TM entre 1992 y 1996. En Envases y Envolturas las importaciones promedian 10.296 TM entre 1997 y 2001, mientras que el promedio fue de 3.206 TM entre 1992 y 1996. En 2002, a pesar de la corrección de la paridad cambiaria y de la contracción de la actividad económica, las importaciones de papeles y cartones alcanzaron la cifra de 256.450 TM, apenas 3,3% menos que en 2001 (256.268 TM). La sobrevaluación y los atrasos del Gobierno en el pago del "Draw-Back afectaron las exportaciones entre 1997 y 2001. A pesar de la contracción en el consumo interno y la elevada capacidad ociosa, las exportaciones se contrajeron 9,6% en 1998, 3,4% en 1999, 28,5% en 2000 y 8,6% en 2001. Los segmentos mas afectados fueron Envases y Envolturas e Higiénicos, observándose una gran estabilidad en las exportaciones de Impresión y Escritura. En el año 2002, a pesar de la devaluación, la exportación de papeles y cartones se contrajo en 31,4% (81.543 TM en 2001 vs. 55.897 TM en 2002).

En Impresión y Escritura y Envases y Envolturas, la caída de las ventas de Manpa se ha aminorado debido a las crecientes dificultades financieras de Venepal, su único competidor local, cuyo retiro progresivo del mercado local ha sido igualmente aprovechado por los importadores. Venepal cerró virtualmente sus plantas en 2003. En Higiénicos, el principal competidor de Manpa es Papeles Venezolanos, C.A. (Paveca). En el año 1996, la multinacional Kimberley-Clark ingresó en el mercado local mediante la adquisición de la empresa Papeles Guaicaipuro, C.A., tercera en capacidad instalada y especializada en el segmento. Las ventas locales de Higiénicos del Emisor se contrajeron en los años 2000 y 2001, 13,4% y 5,00% respectivamente. Una reducción en la participación de mercado en ambos

años y la caída del consumo aparente en el año 2000, explican el signo y la magnitud de la contracción. Las inversiones para fortalecer la distribución rindieron sus frutos en 2002, año en el cual las ventas crecieron 1% a pesar de la caída del poder adquisitivo de la población. En el primer semestre de 2003 se mantiene la tendencia: las ventas crecieron 3%, respecto al mismo período de 2002, a pesar del desempeño negativo de la economía.

Análisis financiero.

Rentabilidad. En el AF98, Manpa registró una pérdida operativa equivalente al 1,2% de sus Ventas netas, como resultado del escenario adverso bajo el cual se desarrollaron sus operaciones. A partir del AF99, el margen operativo se ha incrementado sostenidamente, mostrando un sólido 15,2% al cierre del primer semestre de 2003. Manpa acometió importantes programas de reducción de costos y se concentró en el negocio de papel, desinvirtiendo en los sectores eléctrico y forestal. Por otra parte, el entorno se ha vuelto mas favorable. El segmento Higiénico se estabilizó, luego de la entrada de Kimberly Clark. Las crecientes dificultades financieras de Venepal, su único competidor en los demás segmentos, crearon demanda insatisfecha que fue suplida parcialmente por el Emisor. La aprobación del reglamento de la Ley del Libro, puso un freno a las importaciones ilegales. En 2002, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. En 2003, con el cierre definitivo de Venepal y las dificultades para la obtención de divisas para la importación, el entorno sigue siendo favorable: Manpa se encuentra en excelente posición para aprovechar la recuperación de la demanda estimada para el segundo semestre de 2003 y 2004.

Endeudamiento. En el AF98, la utilidad antes de intereses, impuestos, depreciación y amortización no cubrió los intereses de la deuda financiera neta del emisor, producto de la pérdida operativa del año y el incremento de las tasas de interés locales. Durante el período AF99-AF01 la cobertura de intereses se recuperó, gracias al mejor desempeño de las operaciones, la caída de las tasas de interés locales y la reducción en el ritmo de inversiones. En el AF01, con el efectivo producido por la venta de activos del proyecto forestal se redujo la deuda financiera neta en 56%. En el AF02 la deuda siguió reduciéndose. Al 30/06/03, el efectivo y equivalentes supera dicha deuda y la cobertura de intereses muestra un robusto 9,0 veces. En lo que resta de año y en el 2004, con el control de cambios, las tasas de interés deben mantenerse bajas facilitando el servicio de la deuda.

Solvencia y liquidez. En el período AF98-AF01, con el mejor desempeño operativo, la reducción en el ritmo de las inversiones y las reprogramaciones de los vencimientos de la deuda, la liquidez y la prueba del ácido se incrementaron sostenidamente. Adicionalmente, en el AF00 Manpa registró en el activo circulante los activos netos de las filiales en desincorporación (incluida la División Forestal) e inmuebles propiedad de la compañía. En el AF01, Manpa recibió una opción por 18 años sobre el 50% del valor neto de los créditos de Reducción de Emisiones que las plantaciones puedan recibir, de acuerdo con convenios internacionales. El valor presente de la opción, estimado en US$ 9,2 millones, fue aportado a una de las filiales en proceso de desincorporación. En el AF02, luego de la desincorporación de los activos del proyecto forestal y de un incremento importante de las cuentas por pagar comerciales, la liquidez y la prueba del ácido sufrieron una reducción importante. Ambos índices se han fortalecido en el AF03, mostrando valores holgados al 30/06/03. En la composición del activo circulante, el emisor mantiene una alta proporción de efectivo a fin de enfrentar los ciclos adversos de la industria. Dicha proporción sufrió un incremento muy importante al 30/06/03.

Eficiencia. La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que las ventas permanecieron prácticamente constantes, mientras que los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. En el primer semestre de 2003, la recuperación de los índices obedece al mejor desempeño de las ventas.

Sensibilidad al entorno. Manpa ha reducido progresivamente su posición corta en dólares. La cancelación de préstamos a largo plazo con instituciones financieras, en algunos casos de forma anticipada, ha contribuido a tal fin. La posición corta actual se deriva de la importación de materias primas. El Emisor mantiene una importante cantidad de efectivo e inversiones temporales en divisas. Al 30/06/03, el 100% de la deuda financiera de Manpa está contratada en bolívares. El control de cambios permitirá un bajo nivel de tasas de interés locales, con baja de volatilidad. Por otra parte, el apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos) considerando que los productos que fabrica son de un relativo bajo valor añadido. La materia prima representa alrededor del 59% del costo de producción.

Índices y Cifras Seleccionadas	1S AF03	AF02	AF01	AF00	AF99
Rentabilidad (%)					
Margen en operaciones	15,2	12,4	14,0	7,2	4,3
Margen neto	3,9	1,0	3,0	2,8	1,8
Utilidad neta/Patrimonio (ROE)	(*) 2,5	0,5	1,8	1,6	1,0
Utilidad neta/Total Activos (ROA)	(*) 2,0	0,4	1,5	1,2	0,7
Endeudamiento (veces)					
EBITDA/Intereses netos	8,97	4,72	6,12	2,60	2,05
Deuda financiera neta/Ventas netas	(*) -0,02	0,02	0,08	0,16	0,20
Total pasivo/Patrimonio+Intereses minoritarios	0,23	0,24	0,21	0,38	0,34
Pasivo circulante/Total pasivo	0,82	0,89	0,76	0,70	0,61
Deuda financiera./Total pasivo	0,21	0,29	0,42	0,54	0,64
Efectivo y equivalentes/Deuda financiera a corto plazo	1,59	0,57	0,59	0,49	0,60
Deuda financiera neta (Bs. Constantes de junio 2003)	-4.134	5.656	17.795	40.659	53.665
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,51	1,39	1,97	1,80	1,40
Prueba del ácido	1,00	0,87	1,39	1,35	0,91
Rotación de cuentas por cobrar	6,1	4,9	5,2	4,8	4,9
Rotación de inventarios	4,8	3,4	4,1	3,6	4,0
Efectivo e Inversiones temporales/Activo circulante	0,20	0,11	0,11	0,11	0,20
Eficiencia (veces)					
Ventas netas/Total activo	0,52	0,43	0,49	0,43	0,41
Ventas netas/Activo fijo	0,70	0,59	0,69	0,68	0,60

(*) Resultados del semestre anualizados - multiplicado por dos - para fines comparativos.



4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA   Telf.: 901.23.25 / 23.35

- LETICIA LEVEL   Telf.: 901.22.45

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA   *C.I. N° 5.534.882*
  Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL   *C.I. N° 6.401.405*
  Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17



INDICE GENERAL



Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2003-
Monto Máximo Autorizado: Bs. 8.000.000.000,00

Coordinador:



Manufacturas de Papel, C.A. (MANPA) S.A.C.A

104

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Logotype of MANPA]

PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00)

ISSUANCE 2003-I

The Present issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 25, 2003 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of June 26, 2003 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No.904 as of June 27, 2003.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION:

"THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER

REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No.129-2003 as of October 30, 2003 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo) is in effect. The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of

Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

1.5. Extension:

The maturity period shall not be anticipated and shall not be after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No.2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers.

1.6. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and in the relevant newspaper notices.

1.8. Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Payment of Securities:



The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be destined to cover the needs of the Working Capital understood as the difference between the Accounts receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.12. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

The Qualifying Board grants the present issuance the category **A**, sub-category **A2**.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

The Qualifying Board grants the present issuance the category **A**, sub-category **A2**.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

1.13. Common Representative of Holders of Commercial Papers:

The General Shareholders' Meeting on April 25, 2003 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial

Papers, such appointment was approved by the National Securities and Exchange Commission as of October 30, 2003 under No.129-2003.

2. INFORMATION ABOUT THE ISSUING ENTITY AND ITS SHAREHOLDERS

2.1. Name, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

2.3. Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

I.E.E. Mill Division, Sack Conversion Division and F.C.R.R. Division:

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33



Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.4. Legal Purpose:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

2.5. Establishment and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line AlpesForm, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.



As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2203 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.6. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

	Year 2002	Year 2001
TISSUE	37.30%	38.30%
BOXES – PACKAGES	75.15%	51.80%
PRINTING – WRITING	85.58%	47.30%

SOURCE: Datos Information Resource and Own Calculations.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six



Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25,



again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No.134-97 as of May 14, 1997 of the National Securities and Exchange Commission. After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.	Capital Stock Bs.	Origin	Registry Data Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase subscribed and paid-in by Vencred, S.A.	7/28/93	47	43-A-Pro
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación	3/17/94	15	65-A-Pro

Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

2.9. Main Shareholders.

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Shareholders	Participation
Natscumco	20.49%
Claridge, LTD	15.25%
C.V.V. Caja Venezolana de Valores (*)	6.87%
Milanasa, Corp.	7.38%
Three-D International Marketing, Inc	9.31%
Inversiones 85735, LTD	6.31%
Brown Brothers Harriman & Co.	6.10%
Fundación Carlos Delfino	4.38%



Others (**)	23.91%
TOTAL	100.00%

(*) C.V.V. is not a shareholder; the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2.84%.

2.10. Directors and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2002.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Corporación Industrial de Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira.

CARLOS H. PAPARONI – Second Vice-President of the Board of Directors

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria



ALICIA PAPARONI M. – Main Director

Pediatrician, Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – Main Director

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A.

ALFREDO GÓMEZ RUIZ – Main Director

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energía, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund & Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.



ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the Board of Directors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

Acting Directors:

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

FERNANDO PAPARONI – Acting Director

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).



ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Director of industrial and financial companies.

RICARDO VEGAS RODRÍGUEZ – Acting Director

Bachelor of Social Communication; Director of Inmuebles y Valores 231107, S.A.; Acting Director of Corporación Industrial de Energía, C.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-President of Corporaicón Industrial de Energía C.A.

FERNANDO MICALE – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.



GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-

President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

2.11. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN   "C. Adm" (sic.) No.12.915

CLAUDIA VALENCIA   "C. Adm" (sic.) No.35.909

Acting Statutory Auditors:

JACQUELINE SUBERO   "C. Adm" (sic.) No.11.437

ISABEL QUINTERO   Certified Public Accountant (CPC) No.15.197

2.12. External Auditors:

DELOITTE & TOUCHE

2.13. SUBSIDIARY COMPANIES AND AFFILIATES

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber..
Company name:	JC PAPELERAS
Date of incorporation:	February 14, 1995
Date of acquisition:	January 23, 1997
Location:	The main office is in Caracas, Federal District



Capital paid-in:	Bs.2,137,500,000.oo
Participation:	57%
Activity:	Selling and distributing office articles, office items, gifts and hardware store items in general.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2002, 2001 and 2000.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2002, 2001 and 2000 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a ~~reasonable assurance~~ that the financial statements are exempted form material

mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2002, 2001, and 2000 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

As indicated in Note 22 to the financial statements, the National Executive and the Venezuelan Central Bank agreed to temporarily suspend foreign exchange trade in the country from January 21, 2003 as published in Official Gazettes Nos.37.614 and 37.618. From this date, such institutions will rule, by means of special agreement, the standards related to the administration of the foreign exchange set forth. As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into foreign exchange agreements numbers 1, 2 and 3 which set forth the System to Administer Foreign Exchange and set forth the foreign exchange rate to rule the operations established in such agreements. At the date of the report, all the administrative licenses related to operations carried out by the private sector have not been issued. Therefore, there are no elements allowing determining the effects, if any, on the financial statements at December 31, 2002 and on the future Company operations that may arise from these



Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars, taken as a whole. Pages 27 to 30 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2002, 2001 and 2000 prepared on a historical cost base, thus complying with the provisions of the National Securities and Exchange Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 12, 2003 except for that indicated in the fifth paragraph and the Note 22 to the Financial Statements dated August 31, 2003.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2002, 2001 AND 2000

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands Bs.)

ASSETS	2002	2001	2000
CURRENT ASSETS:			
Cash (Notes 1, 18 and 19)	12,922,285	11,772,004	5,004,030
Temporary investments (Notes 1, 3 and 18)	-	-	7,266,088
	12,922,285	11,772,004	12,270,118
Bills and accounts receivable – net (Notes 4, 18 and 19)	45,777,149	42,222,662	50,245,617
Advances to suppliers (Note 18)	2,596,014	1,920,989	1,111,009
Inventory – net (Note 1 and 5)	41,885,742	31,908,690	44,767,738
Expenses paid in advance	515,177	292,747	367,769
Other current assets – net (Notes 1, 6 and 9)	9,916,112	21,193,914	60,128,784
Total Current Assets	113,612,479	109,311,006	168,891,035
LONG-TERM SPARE PARTS INVENTORY (Note 5)	6,658,447	5,135,012	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,386,111	5,955,350	7,997,550
PROPERTY, PLANT AND EQUIPMENT –	354,409,133	294,610,345	330,215,089

ASSETS – Net (Notes 1 and 10)	1,274,772	1,313,415	1,423,269
TOTAL	480,340,942	416,343,128	508,526,943

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Promissory notes and bank overdrafts (Note 18)	8,200,000	613,659	5,604,110
Current portion of long-term loans (Notes 12 and 18)	6,125,000	9,401,218	12,175,426
Current portion of current obligations issued (Note 13)	2,000,000	6,155,056	7,366,586
Documents payable (Notes 18 and 21)	6,465,401	3,756,495	14,587,928
Accounts payable (Notes 14 and 18)	50,978,109	30,716,176	38,640,783
Obligations for leaseback operations (Notes 1 and 11)	-	-	14,733,172
Accumulated expenses payable (Note 18)	5,824,525	4,735,949	4,518,437
Taxes payable (Notes 1 and 15)	2,416,642	246,332	569,826
Total current liabilities	82,009,677	55,624,885	98,196,268
LONG-TERM LOANS (Notes 12 and 18)	1,500,000	11,028,662	29,722,710
CURRENT OBLIGATIONS ISSUED (Note 13)	2,644,100	-	6,911,036
PROVISIONS FOR SEVERANCE BENEFITS (Note 1)	6,215,223	6,316,984	5,300,437
OTHER LIABILITIES AND DEFERRED CREDITS	45,629	331,746	234,180
Total liabilities	92,414,629	73,302,277	140,364,631
MINORITY INTERESTS	1,066,594	979,902	961,828
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 17)	386,859,719	342,060,949	367,200,484
TOTAL	480,340,942	416,343,128	508,526,943

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars, except net income per share)

	2002	2001	2000
NET SALES (Note 20)	207,872,590	204,028,014	214,234,977
SALES COSTS	144,199,877	133,293,100	153,425,727
GROSS INCOME	63,672,713	70,734,914	60,809,250
SALES EXPENSES	25,681,374	28,306,881	29,593,544
ADMINISTRATIVE EXPENSES AND OVERHEADS	12,208,115	13,822,806	15,062,962
	37,889,489	42,129,687	44,656,506
OPERATING INCOME	25,783,224	28,605,227	16,152,744
OTHER INCOME (DISBURSEMENTS):			
Loss in investment, net	(4,353,500)	(7,092,037)	-
		(3,699,278)	

	2002	2001	2000
Income from selling assets	29,945	-	57,431
Others-net	(4,404,003)	(3,831,497)	(4,546,161)
	(8,727,558)	(14,622,812)	(4,488,730)
INTEGRAL FINANCING INCOME (COST):			
Interests expenses	(8,517,927)	(8,195,052)	(15,606,446)
Interests on temporary investments	449,481	897,347	1,201,319
Exchange differences – net	(3,124,657)	(1,711,767)	(2,154,928)
Monetary earnings (REME) (sic.)(Notes 1and 2)	2,194,590	4,617,082	11,710,587
	(8,998,513)	(4,392,390)	(4,849,468)
PROFITS BEFORE INCOME TAX			
TAX PROVISION (Note 15):			
Income tax	2,865,582	3,107,378	3,467,595
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES			
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(3,027,622)	(422,826)	(222,672)
INCOME BEFORE MINORITY INTERESTS	2,163,949	6,059,821	3,124,279
MINORITY INTERESTS	(86,692)	(18,074)	338,952
INCOME BEFORE EXTRAORDINARY ITEM	2,077,257	6,041,747	3,463,231
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 15)	-	-	1,517,470
NET INCOME	2,077,257	6,041,747	4,980,701
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	0.91	2.63	2.17

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2002, 2001 and 2000 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CASH FLOWS CONSOLIDATED STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

	2002	2001	2000
OPERATING ACTIVITIES:			
Net earnings	2,077,257	6,041,747	4,980,701
Adjustments to conciliate the net income with the cash provided by the operating activities:			
Participation of minority shareholders, net	86,692	18,074	(338,952)
Participation in results from subsidiary and affiliate	3,027,622	422,826	222,672
Profits from selling assets	(29,945)	-	(57,431)
Removal and use of equipment and	1,335,869	1,690,073	1,267,251

	2002	2001	2000
Provision for inventory	5,375,104	10,791,315	2,062,414
Amortization of excess of cost on book value of shares from affiliates	1,244,052	544,054	544,054
Exchange differences in documents payable	1,377,698	-	-
Monetary earnings	(2,194,590)	(4,617,082)	(11,710,587)
Depreciation	12,235,858	18,430,420	20,706,567
Amortization of deferred charges	34,143	99,146	62,865
Provision for severance benefits	-	-	-
Changes in operating assets and liabilities (Note 2)	6,323,016	(7,647,088)	(8,809,147)
Provision for severance benefits, net	1,582,717	1,682,540	921,201
Net cash provided for operating activities	32,435,493	27,456,025	9,851,608
INVESTMENT ACTIVITIES:			
Reduction in dividends receivable	-	-	172,889
Purchasing of property, plant and equipment	(3,400,263)	(2,798,294)	(4,173,743)
Sale of property and equipment	29,945	-	271,141
Sale of net assets forest project	-	23,500,596	-
Increase of investments - net	-	-	(375,340)
Reduction in deferred charges and other assets	-	24,533	-
Net cash provided for (used in) investment activities	(3,370,318)	20,726,835	(4,105,053)
FINANCING ACTIVITIES:			
Increase (reduction) in promissory notes and bank overdrafts	8,416,074	(4,614,183)	2,878,070
Reduction of long-term loans	(10,060,703)	(17,798,353)	(10,889,712)
Reduction of outstanding obligations issued	(1,225,302)	(6,915,611)	(1,035,256)
Increase (reduction) in documents payable	2,724,177	(9,735,207)	3,273,736
Cash dividends	(23,141,352)	(6,299,950)	(5,524,300)
Net cash used by financing activities	(23,287,106)	(45,363,304)	(11,297,462)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,627,788)	(3,317,670)	731,119
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	1,150,281	(498,114)	(4,819,788)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	11,722,004	12,270,118	17,089,906
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	12,922,285	11,772,004	12,270,118

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology set forth by the National Securities and Exchange Commission differs from that established by the Federation of Colleges of Public



values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2002, 2001 and 2000 are presented in values of less than Bs.711 million, Bs.12,094 million and Bs.1,045 million, respectively, likewise the depreciation expense of the years 2002 and 2001 are presented in values inferior to Bs.6,301 million and Bs.2,556 million, respectively, and the depreciation expense of the year 2000 is presented by increasing in Bs.140 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in



involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 2002. This effect amounts to approximately Bs.364 million.

c. *Consolidation* – The consolidated financial statements at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. At December 31, 2002, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 6).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists

constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) , used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparability, the consolidated financial statements and the 2001 and 2000 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2002 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.211,817 million (Bs.138,810 million in 2001 and Bs.127,973 million in 2000) product of the incorporation of the current values of inventories and property, plant and equipment, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.102,663 million, Bs.95,627 million and Bs.59,890 million at December 31, 2002, 2001, and 2000, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using



generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

	2002	2001	2000
At the beginning of the year	231.275	205.977	181.588
At the end of the year	303.469	231.275	205.977
Average for the year	268.630	219.409	167.785
Inflation of the year	31.21%	12.28%	13.38%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliate Inmuebles 310350, C.A. 100% owned (see Note 6) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at December 31, 2002 are stated at cost

average cost that does not exceed its recovery value. Inventories at December 31, 2001 and 2000 are stated in current costs at those dates were restated in constant bolivars as of December 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the

corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001 and 2000 stated in regular costs at those dates were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimations to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting



the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2000 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

	2002	2001	2000
Monetary position at the beginning of the year	(11,637,235)	(65,512,790)	(54,337,826)
Increase for the year	215,170,583	294,174,049	218,827,296
Reduction for the year	(230,090,181)	(235,681,412)	(218,291,673)
Estimated monetary position for the year	(26,556,833)	(7,020,153)	(53,802,203)
Less – real monetary position at the end of the year	(28,751,423)	(11,637,235)	(65,512,790)
	2,194,590	4,617,082	11,710,587

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand

	2002	2001	2000
(Increase) reduction:			
Bills and accounts receivable	(14,221,397)	(630,543)	(5,821,113)
Advances to suppliers	(1,271,727)	(993,499)	1,176,862
Inventories	(12,389,611)	(2,604,725)	(17,710,823)
Expenses paid in advance	(279,872)	6,328	86,558
Increase (reduction):			
Accounts payable	29,807,995	(3,710,271)	3,179,100
Accumulated expenses payable	2,868,005	705,164	496,594
Taxes payable	2,170,310	(335,715)	(18,217)
Other liabilities and deferred credits	(360,687)	(83,827)	37,882
Net variation of assets and operating liabilities of subsidiaries in process of disposal	-	-	-
	6,323,016	(7,467,088)	(8,809,147)

For the years ended at December 31 the detail of the monetary result of the fiscal year, used per activity is as follows (in thousand bolivars):

	2002	2001	2000
Operating	1,614,345	(2,618,775)	6,713,066
Of investments	(4,500)	2,433	1,003,547
Of financing	5,212,533	10,551,094	3,262,855
Of cash	(4,627,788)	(3,317,670)	731,119
	2,194,590	4,617,082	11,710,587

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2002	2001	2000
Interests	7,671,315	7,648,311	16,020,552
Taxes	2,755,332	1,340,272	1,796,382



3. TEMPORARY INVESTMENTS

At December 31, 2000 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value, which is close to cost. For the year ended at December 31, 2001 the Company made these investments.

4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2002	2001	2000
Commercial	42,544,440	39,131,980	42,870,669
Related companies (Note 16)	365,090	128,434	8,804,321
Employees	2,516,617	2,573,775	2,146,044
Sundry debtors	1,297,862	1,010,815	969,051
	46,724,009	42,845,004	54,790,085
Less – provision for doubtful accounts	946,860	622,342	4,544,468
	45,777,179	42,222,662	50,245,617

5. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2002	2001	2000
Finished products	19,217,178	14,870,000	16,632,182
Products in-process	93.168	373,215	121,154
Raw materials	9,879,555	7,474,438	11,637,428
Spare parts	6,464,668	7,529,671	10,349,401
In-transit inventory	6,609,499	2,465,668	6,027,573
	42,264,068	32,712,992	44,767,738
Less – provision for obsolescence	378,326	804,302	-
	41,885,742	31,908,690	44,767,738

During the years ended at December 31, 2001 and 2002 the Company decided to present certain inventories to be used in a period higher than one (1) year, as long-term spare part inventory.

6. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	2002	2001	2000
Net assets of affiliates in process of disposal:			
Inmuebles 310350, C.A.	27,612,437	33,515,135	15,783,017
Corporación Forestal Imataca, C.A. and subsidiaries	-	-	13,932,974
Corporación Forestal Guayamure, C.A.	-	-	13,229,670
	27,612,437	33,515,135	42,945,661
Other investments registered at cost:			
J.C. Papeleras, C.A.	-	-	4,497,436
Agroindustrial Mandioca, C.A. (in pre-operation stage)	-	-	5,254,404
Corporación Forestal Orinoco, C.A.	-	-	1,438,722
Fibras Secundarias, S.A.	-	-	150,798
Others	178,563	178,563	1,369,616
	178,563	178,563	12,709,976
Less – provision for investment	17,874,888	12,499,784	10,260,025
	9,916,112	21,193,914	45,395,612
Other assets:			
Fixed term deposits	-	-	14,733,172
	9,916,112	21,193,914	60,128,784

(A) Subsidiary established in the year 2000, mainly with contributions of property of the Company. During the year 2001, the Company additionally provided the

option on credits to reduce issuances to be obtained from forest plantations sold in 2001. At December 31, 2002 and 2001 this subsidiary owned property amounting to Bs.12,251 million presented at fast sell value pursuant to the reports by independent experts dated August 2002 and to Bs.15,572 million presented at market value, respectively, together with investments in shares and the option on credits for reduction of issuances amounting to Bs.17,822 million. Property from this subsidiary are guaranteeing contingent obligations up to US$3 million (Bs.4,209 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

(B) As of March 2, 2001 the Company sold net assets related to forest projects amounting to US$24 million (Bs.16,983 million in historical bolivars) in cash plus an option of 18 years over the 50% of the net value of Credits to Reduce Issuances that the plantations may receive, as per the international agreements related to climatic change and the clean development also known as Kyoto Protocol. The Company management, based on the surveys made by experts in the field, estimated that the aforementioned option had a present value of US$.9.2 million (Bs.7,029 million in historical bolivars). The book value of net assets at the date of transaction was US$24,973 million.

(C) According to non-audited financial statements, the equity participation in this company will not be considered significant for the consolidated financial statements; therefore, it is presented at cost. This investment was transferred to Inmuebles 310350, C.A.

(D) Companies in which there is no significant influence in the operating and financial policies; therefore, they are presented at cost. These investments were transferred to Inmuebles 310350, C.A.

(E) It corresponds to term deposits destined to guarantee the sales operations with leaseback carried out during the year ended at December 31, 2000. (See Note 11).

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	2002	2001	2000
Investment registered as per the method of equity participation and excess paid on book value:			
Simco Recycling Corp. Inc.	4,064,922	5,629,250	6,570,564
Other investments registered at cost:			
J.C. Papeleras, C.A.	-	-	1,095,944
Losani, S.A.	46,026	47,837	49,679
Panamericana de Licencias, S.A.	76,599	79,699	82,799
Inversiones Inmobiliarias	198,564	198,564	198,564
	321,189	326,100	1,426,986
	4,386,111	5,955,350	7,997,550

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2002	2001	2000
Current assets	1,320	1,096	2,198
Total assets	2,194	2,073	3,468
Current liabilities	2,339	2,024	2,087
Shareholders' equity (deficit)	(585)	(238)	1,136
Total liabilities and shareholders' equity	2,194	2,073	3,468
(Loss) net income	(374)	(1,374)	288

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.10,888 million (Bs.1,615 million in historical values), which is repaid as per the provisions set forth by the accounting principles. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the

expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year ended at December 31, 2001 the shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence thereof, the Company received property and machinery valuated in Bs.3,943 million, on account of its investment and accounts receivable it had with this latter that are presented in the property, plant and equipment account. The management considers that such assets will be used in the operation.

8. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2002	2001	2000
Buildings	10 to 30	38,615,891	37,331,491	37,654,749
Machinery and equipment	7 to 20	309,634,587	294,237,116	306,439,747
Automotive vehicles	3 to 6	2,799,827	4,136,663	5,259,606
Furniture, fittings and others	5	16,717,571	16,889,231	19,597,643
		367,767,876	352,594,501	368,951,745
Less – accumulated depreciation		28,329,483	72,127,902	55,110,801
		339,438,393	280,466,599	313,840,944
Land lots		10,525,459	11,109,254	9,473,724
Equipment and industrial parts		-	-	3,013,625
Constructions in progress		4,445,281	3,034,492	3,886,796
		354,409,133	294,610,345	330,215,089

Property values, plant and equipment at December 31, 2002, 2001 and 2000 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998 (years 2001 and 2000), respectively. For the year ended at December 31, 2002 inclusion of the new appraisal resulted in an increase in property, plant and equipment and in the result for holding non-monetary assets of Bs.69,792 million.

For the years ended at December 31, 2002, 2001, and 2000 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.14,939 million, Bs.13,823



At December 31, 2002, 2001, and 2000 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.684 million, Bs.822 million and Bs.964 million, respectively, net of accumulated amortization. During 2002, 2001 and 2000 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2002 the assets fully depreciated incorporated to the production process amounted to Bs.216,436 million (to updated valuating values).

For the years ended at December 31, 2000 the Company modified the useful life of some machineries of the strategic units of the hygienic and school paper mills, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expense of Bs.543 million.

9. FOREST COST PROJECTS

Until December 31, 1998 the Company restated the historical values of the forest project costs based on the inflation indexes applicable pursuant to the Declaration of Accounting Principles No.10 (PDC-10). From that date, based on the technical studies carried out by specialists, the realization values of the forest plantations in development were determined. For the years ended at December 31, 2000 the incorporation of the values reflected by the aforementioned technical studies produced a cost reduction of forest projects and the result for holding non-monetary assets of Bs.14,918 million and Bs.9,845 million, respectively.

In the year ended at December 31, 2000 the Company made the decision of disposing assets related to forest projects, for being in the process of negotiating. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2002, 2002 and 2000 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net accumulated amortization for

Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are repaid in a period of twenty (20) years.

11. LEASEBACK OPERATIONS

During the year ended December 31, 2000 the Company had leaseback operations to certain machinery and equipment with two local banks amounting to Bs.12,012 million, equivalent to the approximately regular value of these assets at the date of operation. During the year 2001, the Company paid in full the original obligations in these operations.

12. LONG-TERM LOANS

At December 31, 2002 long-term loans are as follows (in thousand bolivars):

a. Foreign bank loans, at variable interest rates, with terms from one and a half (1.5) to two (2) years, and maturities from 2003 to 2004.	7,625,000
Less – current portion	6,125,000
	1,500,000

Average interest rates arising from loans obtained from foreign banks range from 28.75% and 74.51% for the year 2002, 15.63% and 30% for the year 2001 and 14.31% and 26% for the year 2000. Interests rates arising from loans from foreign banks ranged between 8.44% and 11.33% for the year 2001, 7.75% and 10.45% for the year 2000.

The total amount of capital payments for the next two (2) years from December 31, 2002 is discriminated as follows: Bs.6.125 million in 2003 and Bs.1.500 million in 2004.

At December 31, 2002 the Company holds local bank loans amounting to Bs.5,000 million that include, among others, the following restrictive clauses:

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed US$60 million of net bank indebtedness.
- Immediate enforceability of loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.

- Encumber property owned without prior written authorization and in each case by the bank.

- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.

- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.

- Use of funds received by the borrower for purposes different to those stated in the request.

13. ISSUANCE OF OBLIGATIONS

At December 31, 2002 the outstanding obligations issued are as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004, with interests at variable rates payable on a monthly basis.	2,644,100
b. Commercial papers with maturity at January 21, 2003, with annual yielding of 29.50%	2,000,000
	4,644,100
Less – current portion	2,000,000
	2,644,100

During the year ended at December 31, 2002 and 2000, issuances of commercial papers earned discounts when placed for Bs.137 million and Bs.823 million, respectively.

14. ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2002	2001	2000
Commercial	43,634,357	26,430,115	31,345,826
Related companies (Note 16)	5,442,099	2,678,687	2,751,171
Others	1,901,653	1,607,374	4,543,786
	50,978,109	30,716,176	38,640,783



Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2002	2001	2000
Yearly income tax – estimated	3,090,927	3,943,753	8,225,247
Tax to compensate with tax losses carryforwards from previous years	-	-	1,517,470
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(225,345)	(836,375)	(6,275,122)
	2,865,582	3,107,378	3,467,595

For the years ended at December 31, 2002, 2001 and 2000 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred. During the year 2000 the Company used tax

losses carry forwards from previous years for approximately Bs.3,046 million (to historical values) generating a tax benefit of Bs.1,517 million, which is represented as an extraordinary item. Likewise, it used rebates for investments transferable to previous years for Bs.3,040 million (to historical values), which are presented as a reduction of the tax provisions on the income for the year.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2002 the Company and its subsidiaries do not hold transferable credits of business assets tax.

16. TRANSACTIONS WITH RELATED COMPANIES

During the years 2002, 2001 and 2000 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2002	2001	2000
Inventory sales	265,000	2,815,000	3,153,105
Inventory purchases	11,307,000	8,213,000	15,581,822
Charges for power consumption	12,754,000	7,223,000	8,219,330

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2002	2001	2000
Short-term accounts receivable			
J.C. Papeleras, C.A.	151,455	75,781	2,453,633
Corporación Industrial de Energía, C.A.	212,595	21,035	11,658
Agroindustrial Mandioca, C.A.	-	20,425	-
Turboven Cagua Company Inc.	-	5,590	899,136
Turbogeneradores de Venezuela, C.A.	-	4,240	4,525
Agropecuaria Mandioca, C.A.	1,040	1,363	1,532
Corporación Forestal Imataca, C.A.	-	-	4,130,965
Papeles Nacionales Flamingo, C.A.	-	-	721,915
Aserradero Venwood, C.A.	-	-	334,785
Comercializadora Acatami, C.A.	-	-	155,856
Corporación Forestal Guayamure, C.A.	-	-	90,316
	365,090	128,434	8,804,321
Short-term accounts payable			
Losani, S.A.	420,983	991,151	596,626
Turbogeneradores Maracay, C.A.	3,232,627	629,295	1,218,808
Turboven Maracay Company	124,308	568,672	-
Seinforca, C.A.	394,100	244,221	193,908
Simco Recycling Corp. Inc.	406,526	151,238	499,605
Inmuebles 310350, C.A.	854,738	94,110	-
Turboven Cagua Company Inc.	4,688	-	-
Agroindustrial Mandioca, C.A.	4,129	-	242,224
	5,442,009	2,678,687	2,751,171

17. SHAREHOLDER'S EQUITY

Capital stock

The Nominal Capital Stock of the Company is Bs.22,940,094,240, corresponding to 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs 11 470 047.120 by a partial capitalization of the net updated balance for future

capital increases resulting in funding the capital adjustments (resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

At December 31, 2002 and 2001 the shareholder's equity amounted to Bs.9,072 million of legal reserve of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, thus considering the aforementioned percentage based on the amount of updated capital stock at the date of the financial statements.

Cash dividends (stated in historical values at the date of the operation)

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2000 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

Retained earnings

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.1,995 million and Bs.4,355 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.5,564 million and Bs.18,187 million at December 31, 2002 and Bs.12,773 million and Bs.37,079 million at December 31, 2001 respectively. At December 31, 2002 and 2001 the net income includes Bs.2,845 million and Bs.2,700 million income tax of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

According to the provisions issued by the National Securities and Exchange Commission as of June 9, 2000 the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the financial statements adjusted for inflation.

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2002, 2001 and 2000 are described, registered in bolivars at the exchange rate of Bs.1,403.00, Bs.758.00 and Bs.700.00 per US$1.oo, respectively, pursuant to the free currency exchange market:

| | (In thousands US$) | | |
	2002	2001	2000
Assets:			
Cash and temporary investments	7,502	5,671	17,079

	2002	2001	2000
Commercial accounts receivable	11,180	9,139	11,464
Accounts receivable related companies	157	34	1,668
Advances to suppliers and sundry debtors	988	2,384	638
	19,827	17,228	30,849
Liabilities:			
Promissory notes and bank overdrafts	-	1	4,009
Documents payable	4,608	3,777	14,145
Commercial accounts payable	23,250	18,626	20,490
Accounts payable related companies	590	1,149	1,063
Accumulated expenses payable and others	1,937	591	1,722
Long-term loans	-	1,684	8,399
	30,385	25,828	49,828

19. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2002, 2001 and 2000 the Company does not have significant credit risk concentrations different from those indicated above.

20. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2002, 2001 and 2000 represent approximately 18%, 13% and 14% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

At December 31, 2002 the Company maintains credits with financial institutions amounting to Bs.2,509 millions to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to Bs.457.5 million.

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.3,332 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury

(currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

22. FURTHER EVENTS

Cash dividends (stated in historical values at the date of operation)

As of March 25, 2003 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

Current obligations issued

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

Political, Financial and Social Situation

As a result of the political, social and financial situation the country is going through certain important sectors of the national economy have been impacted, with the possibility of further consequences. These situations may directly or indirectly influence future Company operations.

Financial Measures

Exchange control - As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement set forth that these institutions would rule, by means of special agreement, the standards related to the administration of the foreign exchange that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5 and 7, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2 and 3 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.

- The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.

- The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2.302, which sets forth the general operating framework for CADIVI and the Standards to Administer and Control Foreign Currency. This Decree was later partially amended by Decree 2.330 as of March 6, 2003. According to the provision of such Decree, the President of the Republic, in Council of Ministers, will approve the guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

Until August 31, 2003 CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary to access foreign currency to pay its obligations in foreign currency. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on the approval of all the registrations requested before the relevant institutions, and of the availability of foreign currency that will be established in the application of the regulations aforementioned.

Price Control – As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which there are certain products manufactured by the Company.

3.2. Non-audited consolidated financial statements (interim) at June 30, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

RESTATED IN CONSTANT BOLIVARS AT JUNE 30,2003

(Stated in thousand Bs.)

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
ASSETS				
CURRENT ASSETS:				
Cash (Notes 1,17 and 18)	24,386,005	14,906,459	10,973,213	6,344,595
Temporary investments (Notes 1, 3 and 17)	-	-	-	16,289,572
	24,386,005	14,906,459	10,973,213	22,634,167
Bills and accounts receivable – net (Notes 4, 17 and 18)	50,079,543	53,464,245	51,771,448	58,380,672
Advances to suppliers (Note 17)	2,666,474	2,994,623	2,215,951	1,281,601
Inventory – net (Notes 1 and 5)	34,489,113	47,646,350	36,309,791	51,243,011
Expenses paid in advance	1,789,730	577,312	330,823	412,243
Other current assets – net (Notes 1 and 6)	8,125,884	11,438,697	24,448,167	69,361,353
Total Current Assets	121,536,749	131,027,686	126,049,393	203,313,047
LONG-TERM SPARE PARTS INVENTORY (Note 5)	5,970,946	7,680,829	5,944,239	-
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7)	4,993,929	5,103,771	6,846,031	9,144,155
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 10)	383,278,968	408,560,466	339,559,176	372,116,817
DEFERRED CHARGES AND OTHERS ASSETS (Notes 1 and 9)	1,304,489	1,274,795	1,316,320	1,430,818
TOTAL	517,085,081	553,647,547	479,733,159	586,004,837
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts (Note 17)	8,095,000	9,459,082	707,885	6,464,602
Current portion of long-term loans (Notes 11 and 17)	2,250,000	7,065,473	10,844,743	14,044,921
Current portion of current obligations issued (Note 12)	5,000,000	2,307,093	7,100,144	8,497,700
Documents payable (Notes 17 and 20)	-	7,458,141	4,333,292	16,827,855
Accounts payable (Notes 13 and 17)	56,226,337	58,693,070	35,293,035	44,408,126
Obligations for leaseback operations (Notes 1 and 10)	-	-	-	16,995,400
Accumulated expenses payable (Note 17)	5,482,368	6,689,328	5,435,564	5,176,397

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
Taxes payable (Notes 1 and 14)	3,027,582	2,601,035	186,137	603,046
Total current liabilities	80,081,287	94,273,222	63,900,800	113,018,047
LONG-TERM LOANS (Notes 11 and 17)	2,250,000	1,730,320	12,722,075	34,286,531
CURRENT OBLIGATIONS ISSUED (Note 12)	2,657,100	3,050,093	-	7,972,202
OTHER LONG-TERM ACCOUNTS PAYABLE	3,250,000	-	-	-
PROVISION FOR SEVERANCE BENEFITS (Note 1)	6,570,282	7,169,549	7,286,936	6,114,301
OTHER LIABILITIES AND DEFERRED CREDITS	39,476	52,635	382,684	248,200
Total liabilities	94,848,145	106,275,819	84,292,494	161,639,281
MINORITY INTERESTS	1,492,730	1,066,594	979,902	961,828
SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 16)	420,744,206	446,305,134	394,460,763	423,403,728
TOTAL	517,085,081	553,647,547	479,733,159	586,004,837

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003

(Stated in thousand bolivars, except net income per share)

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
NET SALES	134,448,633	237,257,664	233,671,670	245,723,517
SALES COSTS	96,443,587	164,251,714	152,572,657	175,838,600
GROSS INCOME	38,005,046	73,005,950	81,099,013	69,884,917
SALES EXPENSES	12,453,645	29,330,656	32,507,211	34,021,982
ADMINISTRATIVE EXPENSES AND OVERHEADS	5,104,705	13,951,198	15,900,533	17,070,142
	17,558,350	43,281,854	48,407,744	51,092,124
OPERATING INCOME	20,446,696	29,724,096	32,691,269	18,792,793
OTHER INCOME (DISBURSEMENTS):				
Loss in investment, net	(2,233,534)	(5,021,965)	(8,180,995)	-
Realization in temporary investments	-	-	(4,267,290)	-
Income from selling assets	617	34,543	-	66,250
Others-net	(12,597,912)	(4,961,839)	(4,197,313)	(5,363,212)
	(14,830,829)	9,949,261)	(16,645,598)	(5,296,962)
INTEGRAL FINANCING INCOME (COST):				
Interests expenses	(3,313,606)	(9,825,826)	(9,452,924)	(18,000,694)

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
Interests on temporary investments	248,191	519,488	1,035,132	1,262,784
Exchange differences – net	2,709,032	(3,604,437)	(1,956,950)	(2,734,672)
Monetary earnings (Notes 1 and 2)	2,951,870	2,531,563	5,326,019	13,508,708
	2,595,487	(10,379,212)	(5,048,723)	(5,963,874)
PROFITS BEFORE INCOME TAX	8,211,354	9,395,623	10,996,948	7,531,957
TAX PROVISION (Note 14):				
Income tax	1,411,317	3,302,494	3,539,919	3,943,323
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	6,800,037	6,093,129	7,457,029	3,588,634
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(1,189,121)	(3,459,924)	(411,165)	(271,965)
INCOME BEFORE MINORITY INTERESTS	5,610,916	2,633,205	7,045,864	3,316,669
MINORITY INTERESTS	(426,136)	(86,692)	(18,074)	338,952
INCOME BEFORE EXTRAORDINARY ITEM	5,184,780	2,546,513	7,027,790	3,655,621
EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 14)	-	-	-	1,750,474
NET INCOME	5,184,780	2,546,513	7,027,790	5,406,095
NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1)	2.26	1.11	3.06	2.36

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED

AT DECEMBER 31, 2002, 2001,2000.

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003

(Stated in thousands Bs.)

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
OPERATING ACTIVITIES:				
Net earnings	5,184,780	2,546,513	7,027,790	5,406,095
Adjustments to conciliate the net income with the cash provided by the operating activities:				
Participation minority shareholders, net	426,136	86,692	18,074	(2,112,505)
Participation in results from affiliates	1,189,121	3,351,827	422,197	296,065
Loss from investments, net	2,191,213	5,021,965	1,571,772	2,379,356
Profits from selling assets	(617)	(34,543)	-	(66,250)
Removal and use of equipment and industrial parts	-	1,540,987	1,949,577	1,461,995
Provision for inventory	-	-	927,591	-
Amortization of excess of cost on book value of shares from affiliates	42,321	1,435,072	627,591	627,591
Monetary earnings	(2,951,870)	(2,531,563)	(5,326,019)	(13,508,708)

	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
Depreciation	7,037,439	14,114,632	21,260,348	23,885,990
Amortization of deferred charges	(29,694)	34,143	75,560	72,518
Exchange difference in documents payable	907,829	1,543,097	-	-
Changes in operating assets and liabilities (Note 2)	19,024,443	6,406,337	(12,442,930)	3,947,857
Severance benefits	(599,267)	1,825,740	1,941,056	1,389,609
Accumulated result for translation from foreign affiliate	-	-	-	-
Net cash provided for operating activities	32,421,834	35,340,899	18,052,607	23,779,613
INVESTMENT ACTIVITIES:				
Reduction in dividends receivable	-	-	-	260,800
Sales of net assets forest project	-	-	27,109,073	-
Increase in investments – net	-	-	-	(616,474)
Reduction in deferred charge and other assets	-	-	89,174	95,496
Purchasing of property, plant and equipment	(1,420,793)	(5,676,303)	(3,227,967)	(6,295,992)
Sale of property and equipment	548,625	36,436	-	409,009
Net cash provided for (used in) investment activities	(872,168)	(5,639,867)	23,970,280	(6,147,161)
FINANCING ACTIVITIES:				
Increase (reduction) in promissory notes and bank overdrafts	1,328,825	10,076,410	(5,322,675)	3,317,699
Reduction of long-term loans	(4,688,786)	(10,353,187)	(20,531,229)	(12,553,131)
Increase of outstanding obligations issued	2,299,914	(60,857)	(7,977,480)	(1,193,393)
Increase (reduction) in documents payable	(7,458,141)	3,151,586	(11,230,014)	3,773,805
Cash dividends	(11,629,481)	(26,694,628)	(7,267,285)	(6,372,538)
Net cash used in financing activities	(20,147,669)	(23,880,676)	(52,328,683)	(13,027,558)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1,922,451)	(1,887,110)	(1,355,158)	843,380
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	9,479,546	3,933,246	(11,660,954)	5,448,274
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM	14,906,459	10,973,213	22,634,167	17,185,893
CASH AND CASH EQUIVALENTS AT THE END OF THE TERM	24,386,005	14,906,459	10,973,213	22,634,167

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2003 and the years ended at December 31, 2002,2001, 2000 restated in constant bolivars at June 30, 2003]]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

STATEMENTS OF PRODUCTION AND SALES COSTS

FOR THE LAST 3 FISCAL YEARS AND THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003

STATED IN CONSTANT BOLIVARS AT JUNE 30, 2003

	6 MONTH ENDED AT JUNE 30, 2003	YEAR ENDED AT DECEMBER 31, 2002	YEAR ENDED AT DECEMBER 31, 2001	YEAR ENDED AT DECEMBER 31, 2000
DIRECT LABOR FORCE	6,529,599	16,405,199	18,241,413	1,908,343
USED MATERIAL				
INITIAL INVENTORY	33,722,598	25,168,640	32,264,590	25,058,229
ACQUIRED RAW MATERIAL	49,886,780	102,114,411	64,294,418	91,774,804
FINAL INVENTORIES	(26,464,424)	(33,722,600)	(25,168,640)	(32,264,590)
INDIRECT EXPENSES				
INDIRECT LABOR FORCE	2,313,307	8,719,144	6,904,378	9,601,405
MATERIALS AND SPARE PARTS	4,283,461	13,150,282	12,548,307	11,708,384
DEPRECIATION	7,614,018	12,844,315	19,346,917	21,736,251
ENERGY AND FUEL	7,324,202	16,751,575	13,341,918	13,142,559
OTHER MANUFACTURING EXPENSES	3,825,102	10,339,937	8,906,325	11,060,913
	25,360,090	58,805,253	61,047,845	67,249,512
TOTAL PRODUCTION COST	88,837,643	168,770,803	150,679,626	170,901,298
IN-PROCESS AND FINISHED PRODUCTS				
INITIAL INVENTORY	21,604,579	17,085,390	18,978,421	23,915,723
FINAL INVENTORY	(13,995,635)	(21,604,579)	(17,085,390)	(18,978,421)
TOTAL SALES COST	96,443,587	164,251,714	152,572,657	175,838,600

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED

AT DECEMBER 31, 2002, 2001 AND 2000

(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2003)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate

the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. For the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the sales cost of the years 2002, 2001, and 2000 be presented in values of less than Bs.820 million, Bs.13,951 million and Bs.1,206 million, and the depreciation expense for the years 2002 and 2001 are presented at values lesser than Bs.7,268 million and Bs.2,948 million, respectively, and the depreciation expense for the year 2001 is presented by increasing to Bs.161.6 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in

the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company as can be observed in the corresponding financial statement.

c. *Consolidation* – The consolidated financial statements at June 30, 2003 and at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

At December 31, 2002, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

The income account for holding non-monetary assets comprises Bs.244,341 million (Bs.160,124 million in 2001 and Bs.147,614 million in 2000) product of the incorporation of the current values of inventories property, plant and equipment less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.118,427 million, Bs.110,310 million and Bs.69,086 million at December 31, 2002, 2001 and 2000, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2003 and December 31, 2002, 2001 and 2000 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2003 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy. The Consumer Price Indexes at the beginning end and average for the six-month period ended at June 30 and the years ended at December 31,are the following:

Stated in constant bolivars at June 30, 2003

	At June 30,		At December 31,	
	2003	2002	2001	2000
At the beginning of the year	303,469	231,275	205,977	181,588
At the end of the year	350,066	303,469	231,275	205,977
Average for the year	334,417	268,630	219,409	167,785
Inflation of the year	15.35%	31.21%	12.26%	13.38%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned by Inmuebles 310350, C.A. (see Note 6) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2003 and December 31, 2002 have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2001 and 2000 are stated in present costs at that date. Inventories of affiliates domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to

the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

o. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2000 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

Stated in constant Bs. at June 30, 2003

	At June 30		At December 31	
	2003	2002	2001	2000
Monetary position at beginning				
	(33,106,107)	(13,424,093)	(75,572,055)	(62,681,213)
Increase for the year	131,460,746	248,209,292	339,343,470	252,427,365
Reduction for the year	(120,136,473)	(265,419,743)	(271,869,489)	(251,809,499)
Estimated monetary position for the year	(21,781,834)	(30,634,544)	(8,098,074)	(62,063,347)

Less – real monetary position at the end of the year	(24,733,704)	(33,166,107)	(13,424,093)	(75,572,055)
	2,951,870	2,531,563	5,326,019	13,508,708

Changes in the operating assets and liabilities shown in the consolidated cash flows for the terms ended at June 30, 2003 and December 31, 2002, 2001 and 2000 are as follows (in thousands bolivars):

Stated in thousand constant Bs. at June 30, 2003

	At June 30		At December 31	
	2003	2002	2001	2000
(Increase) reduction:				
Bills and accounts receivable	(5,356,036)	(17,946,177)	7,607,152	7,237,715
Advances to suppliers	328,149	(778,672)	(934,350)	1,357,565
Inventories	14,867,120	(14,614,136)	(2,782,208)	(20,430,259)
Expenses paid in advance	(1,212,418)	(246,489)	81,420	99,849
Increase (reduction):				
Accounts payable	9,948,497	34,870,051	(16,875,830)	3,667,240
Accrued expenses payable	(311,426)	2,821,299	826,042	572,845
Taxes payable	760,557	2,716,531	(268,458)	(21,014)
Other liabilities and deferred credits	-	(416,070)	(96,698)	43,699
Net variation of operating assets and liabilities in affiliates in process of disposal	-	-	-	11,420,217
	19,024,443	6,406,337	(12,442,930)	3,947,857

The monetary result for the fiscal year used by activity for the years ended at December 31 and March 31, 2002 are detailed as follows (in thousand bolivars):



Stated in constant Bs. at June 30, 2003

| | At June 30 | | At December 31 | |
	2003	2002	2001	2000
Operational	(929,953)	5,520,522	(6,663,494)	(5,291,670)
Of Investment	(231,081)	(944,209)	7,306,591	4,907,373
Of Financing	(3,713,287)	(8,994,986)	(7,324,274)	(12,281,031)
Of Cash	1,922,451	1,887,110	1,355,158	(843,380)
	(2,951,870)	(2,531,563)	(5,326,019)	(13,508,708)

During the six-month period ended at June 30 and the years ended at December 31, the interests and taxes paid are discriminated as follows (in thousand bolivars):

Stated in constant Bs. at June 30, 2003

| | At June 30 | | At December 31 | |
	2003	2002	2001	2000
Interests	3,317,220	8,849,233	8,822,696	18,480,453
Taxes	1,769,279	3,178,408	1,546,068	2,072,213

1. TEMPORARY INVESTMENTS

At December 31, 2000 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value that is close to cost. In the year ended at December 31, 2001 the Company made these investments.

2. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2003 and December 31, 2002, 2001 and 2000, the bills and accounts receivable comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

| | At June 30 | | At December 31 | |
	2003	2002	2001	2000
Commercial	45,205,048	49,735,165	48,206,203	49,873,325

	228,216	421,148	148,164	10,156,195
Related companies (Note 15)	228,216	421,148	148,164	10,156,195
Employees	2,512,114	2,903,035	2,968,969	2,475,562
Sundry debtors	3,396,475	1,497,144	1,166,022	1,117,845
	51,341,853	54,556,492	52,489,348	63,622,927
Less – provision for bad accounts	1,262,310	1,092,247	717,900	5,242,255
	50,079,543	53,464,245	51,771,448	58,380,672

3. INVENTORIES

Inventories include the following (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

	At June 30		At December 31	
	2003	2002	2001	2000
Finished products	13,847,295	21,497,105	16,654,869	18,838,664
Products in process	148,339	107,474	430,521	139,757
Raw materials	14,432,781	11,396,527	8,622,113	13,404,833
Spare parts	8,877,584	7,457,296	8,685,826	11,938,516
Inventory in-transit	8,890	7,624,365	2,844,262	6,921,241
	35,314,889	48,082,767	37,237,591	51,243,011
Less: Provision for obsolescence	825,776	436,417	927,800	-
	34,489,113	47,646,350	36,309,791	51,243,011

In the year ended at December 31, 2001 the Company decided to present certain inventories estimated to be used in a period of more than one (1) year, as long-term spare parts inventory.

4. OTHER CURRENT ASSETS

Other current assets are as follows (in thousand bolivars):

Stated in thousand constant Bs. June 30, 2003

	Note	%	At June 30		At December 31	
			2003	2002	2001	2000
Net assets from affiliates in process of disposal:						
Inmuebles 310350, C.A.	(A)	100	30,663,112	31,852,232	38,661,269	16,072,334

Corporación Forestal Imataca,

	Note	%	2003	2002	2001	2000
C.A. and Affiliates	(B)	100	-	-	-	15,261,040
Corporación Forestal [1] Guayamure, C.A.	(B)	85	-	-	-	18,206,445
			30,663,112	31,582,232	38,661,269	49,539,819

| | | | At June 30 | At December 31 | | |
	Note	%	2003	2002	2001	2000
Other investments registered at cost:						
J.C. Papeleras, C.A.	(C)	50	-	-	-	5,188,002
Agroindustrial Mandioca (pre-operating stage)	(D)	20	-	-	-	6,060,047
Corporación Forestal Orinoco, C.A.	(D)	33	-	-	-	1,659,633
Fibras Secundarias, S.A.	(D)	33	-	-	-	173,953
Others			205,981	205,981	205,981	1,579,916
			205,981	205,981	205,981	14,661,551
Less – provision for investments			22,743,209	20,619,516	14,419,083	11,835,417
			8,125,884	11,438,697	24,448,167	52,365,953
Other assets:						
Long-term deposits	(E)		-	-	-	16,995,400
			8,125,884	11,438,697	24,448,167	69,361353

(A) An affiliate established in 2000, mainly with contributions from Company property. During the year 2001, the Company provided the majority of its investments in shares registered at cost, certain accounts receivable and a portion on credits from reduction of issuances to be obtained from forest plantations sold in the year 2001. At December 31, 2002 and 2001 this affiliate owned property amounted to Bs.14,132 million presented at fast-sale value according to reports by independent appraisal experts as of August 2002 and

Bs.17,963 million presented at market values, respectively, and investments in shares and the option on credits for reduction of issuances amounted to Bs.20,558 million. Real estate of this affiliate is collateral of contingent obligations up to US$3 million (Bs.4,209 million). At the date of issuance of these consolidated financial statements, the Company is evaluating the terms under which this affiliate will be disposed of.

(B) As of March 2, 2001 the company sold net assets related to forest projects amounting to US$24 million in cash plus a portion of 18 years on the 50% of the net value of Credits for Reduction of Issuances the plantations can receive, pursuant to international agreements related to weather changes and the clean development, also known as the Kyoto Protocol. The Company management, based on the studies made by expert on the subject, estimated that the aforementioned option had a present value of US$9.2 million. The book value of net assets at the date of transaction amounted to US$24,973 million.

(C) According to the non-audited financial statements, equity participation in these companies was not considered important for the consolidated financial statements; therefore, it is presented at cost. This investment was later transferred to Inmuebles 310350, C.A.

(D) Companies in which no significant influence in operating and financing policies are presented at cost. These investments were later transferred to Inmuebles 310350, C.A.

(E) Corresponds to term deposits destined to guarantee sale operations with leaseback carried out during the year ended at December 31, 2000.

5. INVESTMENTS IN AFFILIATES

Investments in affiliates comprise the following (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

			At June 30		At December 31	
	Note	%	2003	2002	2001	2000
Investments registered as the method of equity						

participation and excess on book value paid:

	Note	%	2003	2002	2001	2000
Simco Recycling Corp	(A)	50	4,644,480	4,752,065	6,507,414	7,518,400

Other Investments registered at cost:

	Note	%	2003	2002	2001	2000
Inversiones Papelera, C.A.	(B)	50			-	1,264,196
Losani, S.A.	(B)	40	45,104	46,026	47,837	49,679
Panamericana de Licencias, S.A.	(B)	40	75,064	76,599	79,669	82,799
Real estate investments			229,081	229,081	229,081	229,081
			349,249	351,706	356,617	1,625,755
			4,993,929	5,103,771	6,864,031	9,144,155

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

	2002	2001	2000
Current asset	1,320	1,096	2,198
Total asset	2,194	2,073	3,468
Current liabilities	2,339	2,024	2,087
Shareholders' Equity (deficit)	(585)	(238)	1,136
Total liabilities and shareholders' equity	2,194	2,073	3,468
(Loss) net income	(347)	(1,374)	288

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.12,560 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

(B) According to the non-audited financial statements, equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year ended at December 31, 2001 shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence, the Company received property and machinery assessed in Bs.4,548 million, on account of its investment and accounts receivable it held with this latter, which are represented in the property account, plant and equipment. The management deems that such assets will be sued in the operation.

6. PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment are comprised as follows (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

	Useful life (years)	At June, 30		At December, 31	
		2003	2002	2001	2000
Buildings	10 to 30	44,506,909	44,506,909	42,788,398	43,398,293
Machinery and equipment	7 to 20	339,334,124	356,956,153	339,416,221	344,751,098
Automotive vehicles	1	3,217,141	3,217,141	4,761,873	6,066,082
Furniture, fittings and others	5	19,282,686	19,264,613	19,466,349	22,602,237
		406,340,860	423,944,816	406,432,841	416,817,710
Less accumulated depreciation		39,644,044	32,557,661	83,111,843	63,506,816
		366,696,816	391,387,155	323,320,998	353,310,894
Land lots		12,046,262	12,046,262	12,740,256	10,860,465
Equipment and industrial parts		-	-	-	3,476,357
Constructions in progress		4,535,890	5,127,049	3,497,922	4,469,101
		383,278,968	408,560,466	339,559,176	372,116,817

Values of property, plant and equipment at December 31, 2002 have been determined according to the reports by independent appraisal experts as of August 2002 and at

December 31, 2001 and 2000 by appraisals of September 1998. For the year ended at December 31, 2002 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.80,508 million.

For the years ended at December 31, 2002, 2001 and 2000 the repair expenses and maintenance of property, plant and equipment amounted to Bs.17,233 million, Bs.15,945 million and Bs.12,864 million, respectively.

At December 31, 2002, 2001 and 2000 the portion of the interest rate that exceeds inflation, capitalized in property, plant and equipment amounted to Bs.789 million, Bs.948 million and Bs.848 million, respectively, net accumulated amortization. During 2002, 2001 and 2000 the Company did not carry out investment projects calling for interest capitalization.

At December 31, 2002 assets fully depreciated incorporated to the production process amounted to Bs.249,669 million (at updated appraisal values).

For the year ended at December 31, 2000 the Company modified the useful life of some machineries from the strategic units of hygienic and school mill, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expenses of Bs.812 million.

7. DEFERRED CHARGES AND OTHER ASSETS

At June 30, 2003 and December 31, 2002, 2001 and 2000 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,304.3 million, Bs.1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net of accumulated amortization for Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are redeemed in a period of twenty (20) years.

8. LEASEBACK

For the year ended at December 31, 2000 the Company had leaseback operations with certain machinery and equipment with two local banks amounting to Bs.13,857 million, equivalent to the approximate current value of these assets at the date of operation. In

the year 2001, the Company paid the totality of obligations arising from these operations.

9. LONG-TERM LOANS

At June 30, 2003 the long-term loans are comprised as follows (in thousand bolivars):

	2003
a. Loans form local banks, at variable interest rates, with terms from one and a half (1.5) to two (2) years, and a maturity from 2003 to 2004.	4,500,000
Less – current portion	2,250,000
	2,250,000

The average interests rates derived from loans from local banks ranged between 28.75% and 74.51% for the year 2002, 15.63% and 30% for the year 2001 and 14.31% and 25% for the year 2000. The interest rates derived from loans from local banks ranged between 8.44% and 11.3% for the year 2001 and 7.75% and 10.45% for the year 2000.

The total amount of capital payments for the next two (2) years from December 31, 2002 amounted to Bs.7,065 million in 2003 and Bs.1,730 million in 2004.

At June 30, 2003 the Company holds loans from local banks amounting Bs.5,767 million that include among others, the following restrictive clauses:

- Granting a real guarantee on any of its goods to guarantee bonds up to the amount of Bs.2,500 million without prior authorization by bank.

- Not exceeding US$60 million of the net financial debt.

- Taxing goods of its property without previously obtaining, and in each case, the written bank authorization.

- In case of liquidating the investment in Inmuebles 310350, C.A., the Company shall not generate in any case an accounting loss and/or an account receivable in books.

- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.

- Applying the funds received by the borrower for purposes different to those stated in the request.

10. ISSUANCE OF BONDS

At June 30, 2003 the current bonds issued comprised the following (in thousand bolivars):

	At June 30, 2003
a. Unsecured bonds at bearer, with maturity in October 2004 with variable interest rates payable on a monthly basis	2,657,100
b. Commercial papers, with maturity on September 12, 2003 with yielding of 16.5% yearly.	5,000,000
	7,657,100
Less – current portion	5,000,000
	2,657,100

At June 30, 2003 issuance of commercial papers generated discounts in their placements for Bs.222 million. Likewise, during the years ended at December 31, 2002 and 2000 issuance of commercial papers generated discounts in their placements amounting to Bs.137 million and 950 million, respectively.

11. ACCOUNTS PAYABLE

The accounts payable comprised the following (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

	At June 30		At December 31	
	2003	2002	2001	2000
Commercial	45,016,281	50,221,887	30,358,283	36,077,004
Related companies (Note 15)	5,164,873	6,277,715	30,089,990	3,173,604
Others	6,045,183	2,193,468	1,844,762	5,157,518
	52,226,337	58,693,070	35,293,035	44,408,126

12. TAX PROVISION

Income tax

The Income tax at June 30 is summarized as follows (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

	At June 30		At December 31	
	2003	2002	2001	2000

Income tax for the year	1,411,317	3,562,440	4,504,718	9,431,472
Minus – rebate for property, plant and equipment investments and transferable credits of income tax	-	(259,946)	(964,799)	(7,238,623)
Taxes to compensate with previous years carryforwards	-	-	-	1,750,474
	1,411,317	3,302,494	3,539,919	3,943,323

For the periods ended at June 30, 2003 and December 31, 2002, 2001 and 2000 the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred. During the year 2000, the Company used tax losses carryforwards from previous years amounting to approximately Bs.3,046 million (to historical values), generating a tax benefit of Bs.1,750 million that is presented as extraordinary item. Likewise, it used rebates for investments transferable from previous

years amounting to Bs.3,040 million (at historical values), which are presented as a reduction of the tax provision on the income tax for the year.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

Business Asset Tax

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will be carried forward as credit on income tax generated during the three subsequent fiscal years. At December 31, 2002 the Company and its affiliates do not hold credits carry forward of business asset tax.

13. TRANSACTIONS WITH RELATED COMPANIES

The Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

| | At June 30 | | At December 31 | |
	2003	2002	2001	2000
Sales of inventories	83,370	305,690	3,247,234	3,637,257
Purchase of inventories	2,324,325	13,043,151	9,474,078	17,974,377
Charges for consumption of electricity	6,567,344	14,712,333	8,332,067	9,481,390

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

SHORT-TERM ACCOUNTS RECEIVABLE	At June 30, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
J.C. Papeleras, C.A.	193,370	174,710	87,417	2,830,38C
Corporación Industrial de Energía,	19,413	245,238	24,265	13,44£

C.A.

Agroindustrial Mandioca, C.A.	-	-	23,561	-
Turboven Cagua Company INC	-	-	6,448	1,037,195
Turbogeneradores de Venezuela, C.A.	-	-	4,890	5,219
Agropecuaria Mandioca, C.A.	1,039	1,200	1,573	1,768
Corporación Forestal Imataca, C.A.	-	-	-	4,765,260
Papeles Nacionales Flamingo, C.A.	-	-	-	832,763
Aserradero Venwood, C.A.	-	-	-	386,190
Seinforca, C.A.	14,394	-	-	-
Comercializadora Acatami, C.A.	-	-	-	179,788
Corporación Forestal Guayamure, C.A.	-	-	-	104,184
	228,216	421,148	148,154	10,156,195

SHORT-TERM ACCOUNTS PAYABLE

Losani, C.A.	-	485,624	1,143,338	688,236
Turbogeneradores Maracay, C.A.	2,981,497	3,728,985	725,922	1,405,952
Turboven Maracay Company	57,904	143,395	655,989	223,683
Seinforca	498,870	454,613	281,720	-
Simco Recycling Corporation, Inc		468,947	174,460	576,317
Inmuebles 3103150, C.A.	1,264,961	985,980	108,561	-
Turboven Cagua Company Inc.	4,688	5,408	-	-
Agroindustrial Mandioca, C.A.	356,953	4,763	-	279,416
	5,164,873	6,277,715	3,089,990	3,173,604

14. SHAREHOLDER'S EQUITY



Capital Stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments (resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

For the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, considering therefore the referred percentage based on the amount of the capital stock updated at the date of the financial statements.

At December 31, 2002 and 2001 shareholder's equity included Bs.9,072 million of legal reserve of Manufacturas de Papel, C.A. (MANPA)S.A.C.A.

Cash Dividends (stated in historical values at the date of operation)

As of March 25, 2003 the Shareholders' Meeting agreed to decree cash dividends of Bs.5.00 per share for a total of Bs.11,470,047,120. As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2000 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

Retained earnings

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.2,301 million and Bs.5,023 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.A.C.A. amount to Bs.6,418 million and Bs.20,979 million at December 31, 2002 and Bs.14,734 million and Bs.42,772 million at December 31, 2001 respectively.

At December 31, 2002 and 2001 the net income includes Bs.3,281 million and Bs.3,114 million income tax of Manufacturas de Papel, (Manpa), C.A., S.A.C.A., respectively.

According to the provisions issued by the National Securities and Exchange Commission as of June 9, 2000 the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the financial statements adjusted for inflation.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Next there are the monetary assets and liabilities in foreign currency at June 30, 2003 registered at the exchange rate of Bs.1,600.00 and at December 31, 2002, 2001 and 2000 registered in bolivars at the exchange rate of Bs.1,403.00, Bs.758.00, Bs.758.00, and Bs.700.00 per US$1.00, respectively.

	At June 30,	At December 31,		
In thousand US$	2003	2002	2001	2000
Assets:				
Cash and temporary investments	10,971	7,502	5,671	17,079
Commercial accounts receivable	4,735	11,180	9,139	11,464
Accounts receivable related companies	-	157	34	1,668
Advances to suppliers and sundry debtors	2,348	988	2,384	638
	18,054	19,827	17,228	30,849
Liabilities:				
Promissory notes and bank overdrafts	-	-	1	4,009
Documents payable	-	4,608	3,777	14,145
Commercial accounts payable	23,802	23,250	18,626	20,490
Accounts payable related companies	-	590	1,149	1,063
Accumulated expenses payable and others	619	1,937	591	1,722
Long-term loans	-	-	1,684	8,399
	24,421	30,385	25,828	49,828

16. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consists of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2003 and at December 31, 2002, 2001 and 2000 the

"PUBLICO"

Company does not have significant credit risk concentrations different from those abovementioned.

17. INFORMATION ON OPERATIONS

Export sales at June 30, 2003 and December 31, 2002, 2001 and 2000 represent approximately 11.7%, 18%, 13% and 14.7% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

18. COMPROMISES AND CONTINGENCIES

Deposits and collaterals granted

In order to guarantee obligations owed by affiliate companies, the Company has granted deposits in favor of banking institutions amounting to Bs. 30 million.

At December 31, 2002, 2001 and 2000 the Company maintains credits with financial institutions amounting to Bs.2,894 million, 2,991 million and 6,095 million to guarantee functioning of export operations made to affiliate companies. These credits are presented enclose with the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due by then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2003 the open letters of credits for these concepts amount to Bs.5,685.3 million.



Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.5,379 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002, 2001 and 2000 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

19. FURTHER EVENTS

Current obligations issued

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

Political, Financial and Social Situation

As a result of the political, social and financial situation the country is going through certain important sectors of the national economy have been impacted, with the possibility of further consequences. These situations may directly or indirectly influence future Company operations.

Financial Measures

Exchange control - As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement set forth that these institutions would rule, by means of special agreement, the standards related to the administration of the foreign exchange that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5 and 7,2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1 and 2 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.

- The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.

- The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2.302, which sets forth the general operating framework for CADIVI and the Standards to Administer and Control Foreign Currency. According to the provision of such Decree, the President of the Republic, in Council of Ministers, will approve the guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI (see Note 17).

Until July 22, 2003 CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary to access foreign currency to pay its obligations in foreign currency.

Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on the approval of all the registrations requested before the relevant institutions, and of the availability of foreign currency that will be established in the application of the regulations aforementioned.

Price Control – As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which there are certain products manufactured by the Company.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2002, 2001, and 2000 and the interim financial statements for the period ended June 30, 2003.**

(In thousand US$)

	At June 30,	At December 31,		
	2003	2002	2001	2000
Assets:				
Cash and temporary investments	10,971	7,502	5,671	17,079
Commercial accounts receivable	4,735	11,180	9,139	11,464
Accounts receivable related companies	-	157	34	1,668
Advances to suppliers and sundry debtors	2,348	988	2,384	638
	18,054	19,827	17,228	30,849
Liabilities:				
Promissory notes and bank overdrafts	-	-	1	4,009
Documents payable	-	4,608	3,777	14,145
Commercial accounts payable	23,802	23,250	18,626	20,490
Accounts payable related companies	-	590	1,149	1,063
Accumulated expenses payable and others	619	1,937	591	1,722

Long-term loans	-	-	1,684	8,399
	24,421	30,385	25,828	49,828

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

d) The exchange types used to convert balances in foreign currency.

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 2000: Bs.700.00*US$

At closure at December 31, 2001: Bs.758.00*US$

At closure at December 31, 2002: Bs.1,403.00*US$

At closure at March 31, 2003: Bs.1,600.00*US$

e) The amount of the income or loss for exchange fluctuations.

For the period from 1/1/03 through 6/33/03 and for the years 2002, 2001, and 2000 the exchange income or loss stated in constant currency is the following:

June 30, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Exchange profit	Exchange profit	Exchange profit	Exchange profit
2,709,032	(3,604,437)	(1,956,950)	(2,734,672)

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2003 and at December 31, 2002, 2001, and 2000 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs.1,304.3 million, Bs. 1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net of the accumulated amortization amounting to Bs.256.6 million, Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liabilities. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2001 and 2000 stated in present costs at those dates, were restated in constant bolivars at December 31, 2002 by applying the

annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/02 and 6/30/03 and for the years 2002, 2001 and 2000 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2003 is the following:

June 30, 2003	December 31, 2002	December 31, 2001	December 31, 2000
7,037,439	14,114,632	21,260,348	23,885,990

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.3. Financial relations (restated in constant currency)

INDICATOR	Closure at 6/30/03	Closure at 12/31/02	Closure at 12/31/01	Closure at 12/31/00
AC/ PC	1.52	1.39	1.97	1.80
Efect./ PC	0.30	0.16	0.17	0.06
PC/ Pat.	1.19	0.21	0.16	0.27
PC/ Pat	0.23	0.24	0.21	0.38

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash   Pat.: Shareholders' equity   PT: Total liability

3.4. Reports by the Risk Classifying Companies

CLASIFICADORES ASOCIADOS S&S, C.A.

A risk qualifying company. Phones: (582) 266.3854 – 266.6963 – 266.0250

Logotype of Manpa; Ref.:007-019.   A Category; A2Sub-Category; Eduardo Grasso V. (signed) Illegible; Juan A. Rodríguez B. (signed) Illegible; Hilario Ramírez M. (signed) Illegible. Caracas, October 15, 2003.

CHARACTERISTICS OF ISSUANCE

Name of issuer: Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Description of Securities: Issuance of Commercial papers at bearer up until the EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00) OR ITS EQUIVALENT IN US DOLLARS, approved by the General Shareholder's Meeting held on April 25, 2003.

Term of Securities: From 15 to 360 days.

The last financial statements considered: Non-audited financial statements at June 30, 2003 stated in both historical and constant values.

DESCRIPTION REPORT

Definition of the Category: It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in economy.   Only in extreme cases may the qualified instrument risk be slightly affected.

Definition of Sub-Category: It refers to instruments that have a very low risk for the investor. It has a very good capacity to pay capital and interests. At the opinion of the qualifier, in case of expected changes in the issuing company, the financial sector it belongs to or the development of the general economy may slightly increase the risk of the instrument under consideration.

Periodicity of the qualifying revision during the validity of the security: NINETY (90) DAYS from the date of authorization to make public offer by the National Securities Commission, when the Risk Qualifying Company is aware of facts that, by their nature, are susceptible of substantially altering the payment capacity of issuer, of the capital or of the interests, or when that is demanded by the National Securities and Exchange Commission.



BACKGROUND

Manufacturas de Papel C.A. (Manpa) was established on March 30, 1950 with the purpose of manufacturing multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. Currently, Manpa is vertically integrated a paper-manufacturing company oriented to the production of industrial multifolding sacks, bags, school and office products, reams, four quires of letter paper, continuous forms and tissue paper.

During the year 2002, the Venezuelan paper industry developed in an adverse financial and institutional environment characterized by a significant drop of the added demand plus a general 60-day strike that began in December 2002. Thus, there was a significant reduction in the national production of papers, cards and cardboards from 426,239 to 238,109 MT, representing a fall of 44.14% while the apparent consumption was reduced 18.92% in regard to the previous year, highlighting the higher participation of imported products as part of the national offer (63.16% vs. 40.49% in the year 2001) according to the figures of the Venezuelan Pulp, Paper and Cardboard Producers (APROPACA). The inflow of imported finished products, the misinterpretation of certain customs exonerations and the illegal entrance of imported paper have been factors that have reduced to half the national production levels, in the last three years, making the labor force of the sector to reduce one third during the same period. In the fiscal year 2002, the consolidated sales volume of Manpa, excluding the sales of the Forest Division in the year 2000 for comparative purposes were increased in 4.20% in regard to the previous year when passing 138,073 to 132,280 MT, product of the reduction in the local demand due to the increase of the domestic economic, mainly reflected in the areas of sacks, bags and school products that was partially compensated by the increase in exports (23.60% in regard to the year 2001). For the first quarter of the year 2003, the sales volume amounted to 55,392 MT that annually represents a reduction of 16.25% compared to last year, consequence of the lesser level of domestic demand, as indicated in the reduction of the real GIP to 18.50% in the period.

At December 02, Manpa liquidity indicators registered a decrease in constant terms in regard to the previous fiscal years, placed in a level less to the average of the series

analyzed, reaching 1.39x the liquidity and 0.68x the acid liquidity (1.97x and 0.92x at December 01, respectively), product of the precise accumulation of accounts payable related to the general strike of December 2002, thus increasing such entry to 65.97% for a total of Bs.58,806 million that compensated the real increase of inventories related to the increase of the in-transit merchandise related to the community protest. At June 03, the aforementioned indexes experienced a reduction when placed to 1.57x and 0.90, respectively, mainly as a result of the normalization of the payment period to suppliers and to the increase of the cash availability and cash equivalents due to the higher level of cash generation, placing these ratios at satisfactory levels.

During the last two years in order to compensate the performance of the national paper sector, the management applied a series of policies based on the re -dimensioning of the company through the disposal of non-central assets, cost reduction and more efficiency in regard to management of the non-financial working capital, having as objective the reduction of the financial debt. Thus, we observe within the cash cycle, a reduction of the average period of commercial collection from 70 to 60 days between December 01 and June 03 due to a better collection management. On its part, the speed to make inventories recorded an improvement when placed at 76 days. The average payment period to suppliers decreased to 85 days at June 03 due to the lesser purchases of raw materials in view of the reduction in the demand.

The level of total indebtedness in constant values of Manpa at December 02 records a relatively stable behavior in regard to the previous year, when evolving from 0.21x to 0.24x, moving to levels adequate and inferior to the average of the series analyzed. This performance was mainly determined by the company strategy to pay financial liabilities basically as long-term through the funds generated from the operating cash flow. This counteracting the increase of the commercial debt; thus, the net financial debt was reduced from Bs.17,795 million at December 01 from Bs.8,706 million to December 02. Likewise, the fall of the levering index was the product of a major equity base that increased 13.10% for the period as a consequence of holding non-monetary assets amounting to Bs.446,261 million. However, the aforementioned could not avoid that the relation of financial expenses to operating income registered an increase in the last

fiscal year to reach 0.31x (0.26x at December 01) together with the increase of the average local interest rates. At June 03, although payment of punctual accumulation of liabilities with suppliers, the equity indebtedness index remained stable in 0.23x, as a result of the reduction of equity (5.72% to total Bs.420,744 million) due to payment of cash dividends and to the less effect for reducing equity for holding non-monetary assets; however, as a consequence of the reduction of the net financial debt to a deficit balance of Bs.4,134 million and to the reduction of the local interest rates as a result of the exchange control, the relation of financial expenses to operating income decreased to 0.15x, keeping levels considered low.

The exchange risk of Manpa has been placed at low levels during the series under study due to the constant policy to maintain cash and due from banks in dollars provided the uncertainty of the macroeconomic environment. At December 02, the relation currency wedge to shareholders' equity experimented an increase in respect to the previous fiscal year (-3.32% versus -2.17%) due to the non-recurrent increase of accounts payable in foreign currency to US23.25 million and to the depreciation of the Bolivar against the US dollar in 85.09% for the year 2002. At June 03, the aforementioned ratio shows a surplus behavior thanks to the higher accumulation of cash in dollars and payment to foreign suppliers that compensated the reduction of accounts receivable related to sales abroad, as a consequence of a lesser dynamism of exports during the semester. Thus, the relation of currency wedge to shareholder's equity was placed in a satisfactory level of -2.21%.

During the last years, Manpa has operated in an environment characterized by a reduced dynamism of the internal consumption and a deceleration of the industrial activity. However, the rotation of company's total assets and that of the fixed assets were stable in the year 2002, impacted by the separation of non-core businesses, the reduced plant investment and price adjustments over the inflation index. These price increments, however, did not fully cover the increase in the production costs related to the strong growing of the exchange rate, which was partially counteracted through a cost control process, the reduction of publicity expenses, and the reduction of the integral financing cost for the higher exchange losses, to the reduction of the monetary result

and to losses for participation in results from affiliates, meaning a decrease in the operating and net margin to 12.40% and 1.00% respectively (14.02% and 2.96% in 2001). That resulted in a reduction in constant terms of the profitability levels of available assets (ROA) and of the own resources (ROE), when placed to 0.46% and 0.57% respectively (1.30% and 1.70% at December 01). At June 03, due to the lesser administrative and distribution expenses consequence of the integration of notebook production to the area of paper mills, the operating margin increased to 15.21% resulted in an improvement of both ROA and ROE, totaling 1.94% and 2.39%, respectively.

Historically, the operating cash flow and the coverage of net interests of Manpa have shown a cyclical behavior that means a relative volatility, complying with the performance of the local paper market, the variations of the international pulp prices, the evolution of the interest rates and the shifting of the exchange rate, which in whole determine the management of the non-financial working capital. However, the coverage of average interests for the series analyzed is placed at the proper levels. In the fiscal year 2002, the operating cash flow calculated by S&S in historical terms indicates an increase of 310.16% when totaling Bs.35.213 million, product of the less rotation of inventory and the accounts receivable, while the coverage of interests is placed in 6.03x, a level slightly higher to the average of the series subject to study (2.64 times at December 01), impacted by the non-recurrent growing of the liabilities with suppliers. At June 2003, both the operating cash flow and the coverage improved to Bs.22,754 million and 8.93x, respectively, a result of the greater inventories and the increase in the operating margin.

According to the sensitivity projections and analysis carried out by Clasificadores Asociados S&S in historical bolivars for the annual fiscal years ended at December 2003 and December 2004, under two scenarios, framed by a considerable financial and institutional uncertainty and by a reduced dynamism of the local paper market the coverage of financial expenses would be placed in a minimum of 2.79 times, while the coverage of capital and interests would be placed in 1.54 times, including the impact of the issuance subject to study. For the period of analysis, it was considered a maximum

devaluation level of 50%, a maximum accumulated inflation of 45% and some lending rates that would be placed in a maximum average of 35%.

The Qualifying Board, taking into account the evolution of the liquidity indexes, the important reduction and the balance of the financial debt, the improvement of the operating margin, the increase of the coverage of interests provided by the operating cash flow, the proper capital and interest coverage projected, the dynamism of the domestic paper sector, the relative historical variability of the operating cash flow as well as the uncertain financial environment for the term of securities and its effects in the performance of the manufacturing sector in general, grants the present issuance the A Category, and the A2 Sub-Category.

√ This qualification neither implies a recommendation to purchase, sell or maintain a security nor represents a guarantee of payment of security, but a valuation of the probability that the capital of such security and its yielding are paid in due time.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report . Summary Sheet.

Caracas – Venezuela. September 2003.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Commercial Papers.   Issuance No. 2003-I Amount: Bs.8,000,000,000.00

Denomination: Bolivars   Term: From 15 to 360 days

Issuance approved by the General Shareholders' Meeting held on April 25, 2003.

Category: A Sub-category: A2   Date of report: September 25, 2003

Most recent financial statements: At 6/30/03 (non audited)

Next revision: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

- Definition of A2 Sub-Category: "It refers to instruments that have a minimum risk for the investor, it is very good. At the opinion of the qualifier, in case of eventual

changes in the issuing company, in the financial sector it belongs to or in the performance of the economy in general the risk of the instrument under consideration would not be increased."

For the Qualifying Board:

Otto Rivero Salvatierra (signed) Illegible.

César Mendoza Osio (signed) Illegible.

Sarino Russo V. (signed) Illegible.

Foundations of the qualification:

- The operating margin of The Issuer has been steadily increased from the '99 fiscal year indicating a solid 15.2% at closure of the first semester of 2003. Manpa has focused on the paper business, disinvesting in the electric and forest sector, and has carried out important cost-reduction programs.

- The Issuer has progressively reduced its financial debt. At 6/30/03, cash and cash equivalents exceed the amount of the debt; the coverage of interests is very loose (9.0 times during the first semester of 2003). The drop in the local interest rates will continue favoring debt service.

- In the composition of the current liabilities, Manpa holds a high proportion of cash in order to face difficult times for the industry. Such proportion suffered a significant increase during the first semester of 2003.

- In 2003, with the final closure of Venepal and the difficulties to obtain foreign currency as a consequence of the exchange control, conditions are set for the local manufacturer. The Issuer holds a significant amount of cash and temporary investments in foreign currency, which make possible to face any delay in the supply of foreign currency.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished products of industrial, commercial, domestic, school and office use. In 2002, the 41.0%

of Manpa production was sold in reels while the remainder 59.0% were converted and sold as finished product.

After growing 10.2% in 1999, the apparent consumption of intermediate paper products produced by the Issuer was contracted 35.3% in 2000 and 3.4% in 2001. The most impacted areas have been in Printing an Writing paper and those of Boxes and Packages. This behavior reflects the tendency to the growing import of finished products instead of reel conversion by local producers. The consumption of Hygienic paper has been more stable, indicating a slight recovery in 2001 (6.4%). In 2002, the apparent consumption of paper and cardboards was contracted 28.1% (609.964 MT in 2001 vs. 438,662 MT in 2002). The segments produced by the Issuer should not have escaped from this tendency. Paper consumption will contract again in 2003, expecting a recovery from the next fiscal year when the economy should grow between 6% and 8%. Exchange control set at the beginning of this year, which is expected to be extended through the year 2004, represents an incentive to local production, as manufacturers receive foreign currency at Bs.1,600/US$ to import raw materials (pulp and secondary fibers) and new importers are unlikely to appear.

The overvaluation the Bolivar has been experienced from 1997 and 2001 encouraged paper imports. Printing and writing paper imports average 31,440 MT in such period, while the average was of 7,404 MT from 1992 to 1996. Box and Packaging paper imports average 10,296 MT from 1997 and 2001, while the average was of 3,206 MT from 1992 to 1996. In 2002, although the correction of the exchange parity and the contraction of the financial activity, paper and cardboard imports amounted to 256,450 MT, hardly 3.3% less than in 2001 (256,268 MT). Overvaluation and delays in payment by the Government in regard to "Draw-Back" impacted exports from 1997 to 2001. Although there was a contraction in the internal consumption and the high idle capacity, exports have contracted 9.6% in 1998; 3.4% in 1999; 28.5% in 2000 and 8.6% in 2001. The most affected segments were Boxes and Packages and Hygienic papers, with a relative stability in Printing and Writing exports. In 2002, despite the devaluation, export of papers and cardboards were contracted in 31.4% (81,543 MT in 2001 vs. 55,897 MT in 2002).

In Printing and Writing and Boxes and Wrappings, the drop in Manpa sales has reduced due to the growing financial difficulties of Venepal, its only local competitor, which progressive retirement from the local market has been likewise used by importers. Venepal virtually closed its plants in 2003. In Hygienic papers, the main competitor of Manpa is Papeles Venezolanos, C.A. (Paveca). In the year 1996, the multinational Kimberley-Clark entered the local market by acquiring Papeles Guaicapuro, C.A., third in installed capacity and specialized in the segment. Local sales of Hygienic paper from Issuer were contracted for the years 2000 and 2001, 13.4% and 5.00% respectively. A reduction in the market participation in both years and the drop in the apparent consumption in the year 2000, explain the sign and magnitude of the contraction. Strengthening distribution investments gave rise to results in 2002, a year when sales increased 1% despite the drop in the purchasing power of the population. During the first semester of 2003 the tendency is kept: sales increased 3% in regard to the same period of 2002, although the negative performance of the economy.

Financial Analysis

Profitability. During the fiscal year 98, Manpa registered an operating loss equivalent to 1.2% of its Net sales as a result of the adverse scenario to develop its operations. From the fiscal year 99, the operating margin has been steady increased, showing a solid 15.2% at closure of the first semester of 2003. The company had important cost reduction programs and focused on the paper business, disinvesting in the electric and forest areas. On the other hand, the environment has become more favorable. The segment of Hygienic Papers was stabilized after the entrance of Kimberly Clark. The growing financial difficulties of Venepal, its sole competitor in the other segments, created a demand not met that was partially supplied by the Issuer. Approval of the regulations of the Book Law put a brake to illegal imports. In 2002, the devaluation of the Bolivar favored exports and raised the competitiveness of local producers in front of imports. In 2003, with the final closure of Venepal and the difficulties to obtain foreign currency, the environment continues to be favorable: Manpa is in an excellent position to recover the estimated demand for the second semester of 2003 and 2004.

Indebtedness. For the FY98, income before interests, taxes, depreciation and amortization did not cover the interests of the net financial debt of issuer, product of the operating loss of the year and the increase in the local interests rates. For the period of FY99-FY01 coverage of interests was recovered due to the better performance of operations, the drop in the local interest rates and the reduction of the rhythm of investments. During FY01, with the cash produced by selling assets from the forest project the net financial debt was reduced 56%. For the FY02 the debt kept reducing. At 6/30/03, cash and cash equivalents exceeds such debt and the coverage of interests indicates a sturdy 9.0 times. For the rest of the year and in 2004, with the exchange control, interest rates need to be kept low facilitating debt service.

Solvency and Liquidity. For the term FY98-FY01, with the best operating performance, reduction of the rhythm of investments and reprogramming of maturities of debt, liquidity and acid test were steadily increased. In addition, in FY00 Manpa registered in the current asset the net assets from affiliates disposed of (the Forest Division included) and property owned by the company. During FY01, Manpa received an option for 18 years on 50% of the net value of credits for Reduction of Issuances that plantations can receive, pursuant to international agreements. The present value of the option, estimated in US$9.2 million was provided by one of the affiliates in process of disposal. In FY02, after disposal of assets from the forest project and of a significant increase of the commercial accounts payable, liquidity and the acid tests suffered a significant reduction. Both indexes have strengthened during the FY03, showing comfortable figures at 6/30/03. In the composition of the current asset, the issuer maintains a high proportion of cash in order to face adverse industry cycles. Such proportion suffered a very important increase at 6/30/03.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. During the first semester of 2003, recovery of indexes is an answer to a better sales performance.

Sensitivity to the Environment. Manpa has progressively reduced its short position in dollars. Payment of long-term loans with financial institutions, in some cases anticipated, has contributed thereto. The current short position comes from import of raw materials. The Issuer maintains a significant amount of cash and temporary investments in foreign currency. At 6/30/03, 100% of the financial debt of Manpa is concentrated in bolivars. Foreign exchange control will allow for a low level of local interest rates, with low volatility. On the other hand, operating leverage of Manpa is low (reducing volatility of operating results) considering that the products it manufactures are of a relatively low added value. Raw material represents circa 59% of the production cost.

Selected Indexes and Figures	1S FY03	FY02	FY01	FY00	FY99
Profitability (%)					
Operating margin	15.2	12.4	14.0	7.2	4.3
Net margin	3.9	1.0	3.0	2.8	1.8
Net income/ Shareholder's Equity (ROE)	(*)2.5	0.5	1.8	1.6	1.0
Net income/ Total Assets (ROA)	(*)2.0	0.4	1.5	1.2	0.7
Indebtedness (times)					
EBITDA/ Net interests	8.97	4.72	6.12	2.60	2.05
Net financial debt/ Net sales	(*)-0.02	0.02	0.08	0.16	0.20
Total Liabilities / Shareholder's Equity + Minority Interests	0.23	0.24	0.21	0.38	0.34
Current liabilities/ Total Liabilities	0.82	0.89	0.76	0.70	0.61
Financial debt/ Total Liabilities	0.21	0.29	0.42	0.54	0.64
Cash and cash equivalents/ Short-term financial debt	1.59	0.57	0.59	0.49	0.60
Net financial debt (constant Bs. of June 2003)	-4,134	6,656	17,795	40,659	53,665
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1,51	1,39	1,97	1,80	1,40

Acid test	1,00	0,87	1,39	1,35	0,91
Rotation of accounts receivable	6,1	4,9	5,2	4,8	4,9
Rotation of inventories	4,8	3,4	4,1	3,6	4,0
Cash and temporary investments/Current assets	0,20	0,11	0,11	0,11	0,20
Efficiency (times)					
Net sales/ Total assets	0,52	0,43	0,49	0,43	0,41
Net sales/ Fixed assets	0,70	0,59	0,69	0,68	0,60

WARNING: The present report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation regarding the probability that the capital of such securities and their yielding are paid in due time.

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA   Phone 901-2325/ 2335

- LETICIA LEVEL   Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5534882

Finance Corporate Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2003-

Maximum authorized amount Bs.8,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Translator's Note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 November 19 AM 2:14. FILE. RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 3, 2004.

JUDITH HERNÁNDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000
RE-STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2002
(Stated in thousand bolivars)

	Updated Capital Stock	Updating Capital Stock	Updated Net Balance for Future Capital Increases	Accumulated result from translation of foreign subsidiary	Retained Earnings			Result from holding non-monetary assets	Total Equity
					Legal Reserve	Updated Net Balance of Retained Earnings	Undistributed		
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 1999	22,940,094	68,428,780	156,925,262	242,996	26,260,823	-	29,222,655	107,884,902	411,905,512
Updated Equity for Accumulating Effect at the Beginning of the Year for Foreign Subsidiaries (Note 1)	-	-	-	(78,065)	-	-	(4,306,166)	-	(4,384,231)
INITIAL NET BALANCES	22,940,094	68,428,780	156,925,262	164,931	26,260,823	-	24,916,489	107,884,902	407,521,281
Cash Dividends	-	-	-	-	-	-	(5,524,300)	-	(5,524,300)
Net Income	-	-	-	-	-	-	4,980,701	-	4,980,701
Adjustment and transfer of legal reserve from dispose affiliates (Note 17)	-	-	-	-	(17,122,894)	-	17,122,894	-	-
Accumulated Result from Translation of foreign subsidiaries	-	-	-	24,100	-	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	-	(39,801,298)	(39,801,298)
BALANCES AT DECEMBER 31, 2000	22,940,094	68,428,780	156,925,262	189,031	9,137,929	-	41,495,784	68,083,604	367,200,484
Transfer to Updated Capital Stock	68,428,780	(68,428,780)	-	-	-	-	-	-	-
Cash Dividends	-	-	-	-	-	-	(6,299,950)	-	(6,299,950)
Net Income	-	-	-	-	-	-	6,041,747	-	6,041,747
Accumulated Result from Translation of Foreign Subsidiaries	-	-	-	11,032	-	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	-	(24,892,364)	(24,892,364)
BALANCES AT DECEMBER 31, 2001	91,368,874	-	156,925,262	200,063	9,137,929	-	41,237,581	43,191,240	342,060,949
Transfer to updated net balance of retained earnings (Note 17)	-	-	(156,925,262)	-	-	156,925,262	-	-	-
Cash Dividends	-	-	-	-	-	-	(23,141,352)	-	(23,141,352)
Net Income	-	-	-	-	-	-	2,077,257	-	2,077,257
Accumulated Result from Translation of Foreign Subsidiaries	-	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-	-	-	-	65,970,962	65,970,962
BALANCES AT DECEMBER 31, 2002	91,368,874	-	-	91,966	9,137,929	156,925,262	20,173,486	109,162,202	386,859,719

See notes to consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000
RE-STATED IN CONSTANT BOLIVARS AT JUNE 30, 2003
(Stated in thousand constant bolivars)

	Capital stock	Updated Capital stock	Updated net balance for future capital increments	Accumulated result from translation of foreign subsidiary	Legal Reserve	Retained Earnings — Updated net balance of retained earnings	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES PREVIOUSLY REPORTED AT DEC. 31, (Illegible)	22,940,094	82,470,177	181,041,243	280,307	30,293,083	-	32,502,917	124,450,261	473,978,082
Accumulated result for equity updating at the beginning of the year from foreign subsidiaries (Note 1)	-	-	-	(115,376)	-	-	(3,603,984)	-	(3,719,360)
INITIAL NET BALANCES	22,940,094	82,470,177	181,041,243	164,931	30,293,083	-	28,898,933	124,450,261	470,258,722
Cash dividends	-	-	-	-	-	-	(6,372,538)	-	(6,372,538)
Net income	-	-	-	-	-	-	5,406,095	-	5,406,095
Adjustment and transfer of Legal Reserve of disposed subsidiaries (Note Illegible)	-	-	-	-	(19,752,056)	-	19,752,056	-	-
Accumulated result from translation of foreign subsidiary	-	-	-	24,100	-	-	-	-	24,100
Result from holding non-monetary assets	-	-	-	-	-	-	-	(45,912,651)	(45,912,651)
BALANCES AT DECEMBER,31	22,940,094	82,470,177	181,041,243	189,031	10,541,027	-	47,684,546	78,537,610	423,403,728
Transfer to updated Capital Stock	82,470,177	(82,470,177)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	-	(7,267,285)	-	(7,267,285)
Net income	-	-	-	-	-	-	7,027,790	-	7,027,790
Accumulated result from translation of foreign subsidiary	-	-	-	11,032	-	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	-	(28,714,502)	(28,714,502)
BALANCES AT DECEMBER,31	105,410,271	-	181,041,243	200,063	10,541,027	-	47,445,051	49,823,108	394,460,763
Transfer to updated net balance of retained earnings (Note 16)	-	-	(181,041,243)	-	-	181,041,243	-	-	-
Cash dividends	-	-	-	-	-	-	(26,694,628)	-	(26,694,628)
Net income	-	-	-	-	-	-	2,546,513	-	2,546,513
Accumulated result from translation of foreign subsidiary	-	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-	-	-	-	76,100,583	76,100,583
BALANCES AT DECEMBER,31	105,410,271	-	-	91,966	10,541,027	181,041,243	23,296,936	125,923,691	446,305,134
Cash dividends	-	-	-	-	-	-	(11,629,481)	-	(11,629,481)
Net income	-	-	-	-	-	-	5,184,780	-	5,184,780
Result from holding non-monetary assets	-	-	-	-	-	-	-	(19,116,227)	(19,116,227)
BALANCES AT JUNE 30, 2(Illegible)	105,410,271	-	-	91,966	10,541,027	181,041,243	16,852,235	106,807,464	420,744,206